AMENDED & RESTATED OPERATING AGREEMENT
OF
ABC FINTECH, LLC
A DELAWARE LIMITED LIABILITY COMPANY

THIS OPERATING AGREEMENT (this "Agreement") of ABC FINTECH, LLC, a Delaware Series limited liability company (hereinafter, the "Company"), organized pursuant to the Limited Liability Company Act of the State of Delaware, as amended from time to time (the "Act"), is effective as of the 1st day of January, 2021 (the "Effective Date") by and among the Company and the Persons executing the applicable Counterpart Signature Page to this Agreement, as Members. Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in Section I hereof or elsewhere in this Agreement.

Recitals

WHEREAS, the Company was formed on August 3, 2020 under the Act, pursuant to Articles of Organization, attached hereto, filed with the Secretary on the same date (the "Articles");

WHEREAS, the initial member of the Company entered into an operating agreement, dated on or around August 3, 2020 (the "Prior Agreement"); and

WHEREAS, the parties hereto desire to amend and restate the Prior Agreement to operate the Company on the terms and conditions and for the purposes set forth herein.

WHEREAS, the parties hereto desire to operate the Company on the terms and conditions and for the purposes set forth herein.

NOW, THEREFORE, for good and valuable consideration, the parties, intending legally to be bound, agree as follows:

Section I
Defined Terms

The following capitalized terms shall have the meanings specified in this Section I. Other terms are defined in the text of this Agreement, and, throughout this Agreement, those terms shall have the meanings respectively ascribed to them.

"Adjusted Capital Account" shall mean, with respect to any Member, such Member's Capital Account as of the end of the taxable year or other applicable fiscal period, after giving effect to the following adjustments: (i) credit to such Capital Account any amount, which the Member is obligated to restore under Section 1.704-1(b)(2)(ii)(c) of the Regulations, as well as any addition thereto pursuant to the penultimate sentences of Sections 1.704-2(g)(1) and 1.704-2(i)(5) of the Regulations; and (ii) debit to such Capital Account the items described in Sections 1.704-1(b)(2)(ii)(d)(4), (5) and (6) of the

Regulations. The foregoing definition of Adjusted Capital Account is intended to comply with the provisions of Section 1.704-1(b)(2)(ii)(d) of the Regulations and shall be interpreted consistently therewith.

"Adjusted Capital Account Deficit" means, with respect to any Member, the deficit balance, if any, in such Member's Adjusted Capital Account.

"Affiliate" means, with respect to any Person, any other Person, directly or indirectly, controlling, controlled by, or under common control with such Person (for purposes of this definition, "control" of a Person shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or otherwise).

"Assignee" means any Person who acquires ownership of a Membership Interest from a Member, and who has not been admitted as a Member. Any Assignee shall only have an interest in the Profits, Losses and cash distributions, and shall not participate in the management of the Company, vote on any matter before the Members for consideration or be entitled to any other rights or benefits of a Member.

"Capital Account" means the account established and maintained by the Company for each Interest Holder in accordance with Section 704(b) of the Code and Section 1.704-1(b)(2)(iv) of the Regulations, as amended.

"Capital Contribution" means the total amount of cash and the fair market value of any other assets contributed (or deemed contributed under Regulation Section 1.704-1(b)(2)(iv)(d)) to the Company by a Member, net of liabilities assumed or to which the assets are subject.

"Capital Proceeds" means the gross receipts received by the Company from a Capital Transaction.

"Capital Transaction" means any transaction not in the ordinary course of business which results in the Company's receipt of cash or other consideration other than Capital Contributions, including, without limitation, proceeds of sales or exchanges or other dispositions of property not in the ordinary course of business, financings, liquidations, condemnations, recoveries of damage awards, and insurance proceeds.

"Carrying Value" means, with respect to any Company asset, the asset's adjusted basis for U.S. federal income tax purposes, except as otherwise provided in this definition. The Carrying Value of an asset contributed to the Company shall be equal to its fair market value at the time of contribution, as reasonably determined by the Manager. The Carrying Values of all Company assets shall be adjusted to equal their respective fair market values in accordance with the rules set forth in Regulations Section 1.704-1(b)(2)(iv)(f), except as otherwise provided herein, in connection with (a) the acquisition of any additional interest in the Company by any new or existing Member in exchange for more than a de minimis capital contribution; (b) the distribution of more than a de minimis amount of Company

property to a Member as consideration for an interest in the Company; (c) the distribution of Company property (other than money) to a Member; (d) the grant of Membership Interests or any other interest in the Company (other than a de minimis interest) as consideration for the provision of services to or for the benefit of the Company within the meaning of Section 1.704-1(b)(2)(iv)(f)(5)(iii) of the Regulations; or (e) the issuance by the Company of a noncompensatory option (a "warrant") (other than a warrant for a de minimis Company interest); provided, that, in the case of an exercise of a warrant to acquire a Membership Interest, the adjustment of Carrying Values shall also take account Section 1.704-1(b)(2)(iv)(s) of the Regulations; and, provided further that adjustments pursuant to clauses (a) and (b) above shall be made only if the Manager determine that such adjustments are necessary or appropriate to reflect the relative economic interests of the Members. The Carrying Value of any Company asset other than cash denominated in dollars distributed to any Member shall be adjusted immediately prior to such distribution to equal its fair market value (as determined by the Manager). In the case of any asset that has a Carrying Value that differs from its adjusted tax basis, Carrying Value shall be adjusted by the amount of depreciation calculated for purposes of the definition of "Profits" and "Losses" rather than the amount of depreciation determined for U.S. federal income tax purposes.

"Cash Flow" means all cash funds derived from operations of the Company (including interest received on Reserves), without reduction for any non-cash charges, but less cash funds used to pay current operating expenses including employee compensation and to pay or establish reasonable Reserves. Cash Flow shall not include Capital Proceeds but shall be increased by the reduction of any Reserve previously established.

"Class A" or "A Class" means a designated class of Membership Interests in the Company having maximal rights under law, including, *inter alia*, rights to distributions, a right to vote on Company matters as specified herein, and the other rights and obligations pursuant to this Agreement. These are the ***only*** units designated to have voting rights.

"Class B" or "B Class" means a designated class of Membership Interests in the Company identical in rights to the Class A units except that Class B units do not carry any voting rights on any matters whatsoever.

"Code" means the Internal Revenue Code of 1986, as amended, or any corresponding provision of any succeeding law.

"Distribution" means the distribution of Cash Flow or Capital Proceeds distributed by the Company to a Member with respect to such Member's Membership Interest, excluding (i) reimbursement of Company expenses, (ii) payment with respect to an indemnification obligation of the Company to such Member, or (iii) the payment of any fees payable to Manager or an Affiliate of Manager.

"He or His" means he, his, her, hers, it or its and is not being designated as gender specific.

"Interest Holder" means any Person who holds a membership Interest, whether as a Member or as an Assignee.

"Involuntary Withdrawal" means, with respect to any Member, death, bankruptcy, court declaration of incompetence, dissolution, termination of existence or liquidation.

"Majority Interest" means, with respect to Class A Units at any particular time, the number of Interests in such class which exceeds fifty percent (50%) of the outstanding number of Class A Units at such time.

"Manager(s)" means Matthew Andelman and Douglas McCright, and the Person(s) designated herein.

"Member(s)" means each Person signing this Agreement and any Person who subsequently is admitted as a member of the Company, whether as a Class A Member or Class B Member.

"Membership Interests" or "Interests" means all of the membership rights and interests of a Member, including that Member's: (i) right to share in the Profits and Losses in accordance with the Member's Percentage Interest; (ii) right to receive cash distributions; and (iii) right to inspect the Company's books and records.

"Permitted Transferee(s)" means (i) with respect to a Member who is a natural person (a) the spouse, legally recognized domestic partner, lineal descendants (but not minor children), (b) any trust created solely for the benefit of such Member, the spouse, legally recognized domestic partner, lineal descendants of such Member or such Member's estate, (c) any individual retirement account or other tax-deferred account solely for the benefit of such Member, the spouse, legally recognized domestic partners, lineal descendants or such Member's estate, (d) any corporation or partnership in which such Member, the spouse, legally recognized domestic partner, or lineal descendants are the direct and beneficial owners of all of the equity interests (provided such Member, spouse, lineal descendants agree in writing to remain the direct and beneficial owners of all such equity interests), (e) the personal representatives of such Member upon such Member's death for the purposes of administration of such Member's estate or upon such Member's adjudicated incapacity for purposes of the protection and management of the assets of such Member, or (f) any Person designated by the Manager; and (ii) with respect to a Member who is not a natural person, its Affiliates. Transfers must comply with the terms and conditions expressed in Section VI of this Operating Agreement.

"Person" means and includes any individual, corporation, partnership, association, limited liability company, trust, estate, or other entity.

"Percentage Interest" means the percentages designated on Exhibit A, attached hereto.

"Profits" and "Losses" means, for each fiscal year or other period, the Company's

taxable income or loss for such year or period, or particular items thereof, determined in accordance with the accounting method used by the Company for U.S. federal income tax purposes and in accordance with Code Section 703(a) (for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or loss), with the following adjustments:

(a) Any income of the Company that is exempt from U.S. federal income tax and not otherwise taken into account in computing Profits or Losses pursuant to this definition shall be added to such taxable income or loss;

(b) Any expenditures of the Company described in Code Section 705(a)(2)(B), or treated as Code Section 705(a)(2)(B) expenditures pursuant to Section 1.704-1(b)(2)(iv)(i) of the Regulations, which are not deductible in computing taxable income or loss, not properly capitalizable, and not otherwise taken into account in computing Profits or Losses pursuant to this definition shall be treated as deductible items and shall be subtracted from such taxable income or loss;

(c) If the Carrying Value of any Company asset is adjusted pursuant to the definition of "Carrying Value" herein, the amount of such adjustment shall be taken into account as gain or loss from the disposition of such asset for purposes of computing Profits or Losses;

(d) Gain or loss resulting from any disposition of property with respect to which gain or loss is recognized for U.S. federal income tax purposes shall be computed by reference to the Carrying Value of the property disposed of notwithstanding that the adjusted tax basis of such property differs from its Carrying Value in accordance with Section 1.704-1(b)(2)(iv) of the Regulations;

(e) If the Carrying Value of any asset differs from its adjusted tax basis for U.S. federal income tax purposes, the amount of depreciation, amortization or cost recovery deductions with respect to such asset for purposes of determining Profits and Losses shall be an amount which bears the same ratio to such Carrying Value as the U.S. federal income tax depreciation, amortization or other cost recovery deductions bears to such adjusted tax basis (provided, that if the U.S. federal income tax depreciation, amortization or other cost recovery deduction is zero, the Managing Member may use any reasonable method for purposes of determining depreciation, amortization or other cost recovery deductions in calculating Profits and Losses);

(f) Notwithstanding anything to the contrary herein, items that are specially allocated pursuant to Section 4.2 shall not be taken into account in computing Profits and Losses; and

(g) No Interest Holder shall be liable or obligated to restore a Negative Capital Account. "Negative Capital Account" means a Capital Account with a balance of less than zero ($0).

"Regulation" means the income tax regulations, including any temporary regulations, from time to time promulgated under the Code.

"Reserves" means funds set aside or amounts allocated to reserves that shall be maintained in amounts deemed sufficient by the Manager for working capital and to pay taxes, insurance, debt service, or other costs or expenses incident to the ownership or operation of the Company's business.

"Secretary" means the Secretary of State of Delaware.

"Super Majority Interest" means, with respect to Class A Units at any particular time, the number of Interests in such class which exceeds seventy-five percent (75%) of the outstanding number of Class A Units at such time.

"Tax Allowance Amount" means, with respect to any Member, for any calendar quarter or other period less than or equal to a calendar year, the amount equal to (a) the product of the maximum marginal combined state and federal (taking into consideration the character of taxable items allocated and the deductibility of state income taxes for federal income tax purposes) income tax rate for individual taxpayers for the applicable period, multiplied by the excess of (i) such Member's reasonably estimated share of the net taxable income of the Company (excluding any taxable income allocable to a Member pursuant to Section 704(c) of the Code) for current and prior fiscal years allocable to such Member arising from its ownership of an interest in the Company, calculated through the end of such calendar quarter or other period over (ii) any Losses (for income tax purposes) of the Company for current or prior fiscal years that were allocable to such Member but were not previously utilized in the calculation of the Tax Allowance Amounts with respect to prior fiscal years, minus (b) all prior distributions (including Tax Distributions) for such fiscal year to such Member, all as determined by the Manager in their reasonable discretion.

"Transfer" means, when used as a noun, any voluntary sale, hypothecation, pledge, assignment, attachment or other transfer, and, when used as a verb, means voluntarily to sell, resell, hypothecate, pledge, assign, or otherwise transfer.

"Voluntary Withdraw" or "Voluntary Withdrawal" means a Member's dissociation with the Company by means other than by a Transfer or an Involuntary Withdrawal.

Section II
Formation; Name; Purpose; Term; Principal Office; Registered Agent; Members

2.1. Organization.

The Articles were filed with the Secretary on August 3, 2020 organizing the Company as a limited liability company pursuant to the Act. The Manager and Members shall execute such further documents (including amendments to the Articles) and take such further action as shall be appropriate to comply with the requirements of law for the

formation and operation of a limited liability company in all other states where the Company shall elect to do business. The Manager need not deliver a copy of the Articles to the Members, but the Articles shall be available for review and copying at the Registered Office, as defined in Section 2.5 below.

2.2. Name of the Company.

The name of the Company shall be "ABC FINTECH, LLC". The Company may do business under that name and under any other name or names upon which the Manager determines.

2.3. Purpose.

The Company is organized to engage in such activities as are permitted by law and if the Manager deems it to be desirable and appropriate for the Company to be so engaged in such other activities.

The ABC companies including ABC FinTech LLC and the ABC Tokens platform are being created as an economic vehicle for the financial betterment of its users, its employees, its owners and its ancillary stakeholders. We are in business to create and run a tech platform that issues Asset Backed Cryptocurrency and then manages that asset base. As a result, it will not be used as a political, social or societal change platform to express the views or positions of any of the aforementioned and will leave that up to each individual to do so on their own.

2.4. Term.

The term of the Company began upon the acceptance of the Articles by the Secretary and shall be perpetual; continuing in existence until terminated pursuant to Section VII of this Agreement.

2.5. Registered Office; Principal Place of Business.

The registered office and the principal place of business of the Company in the State of Illinois shall be located at 3206 W. Armitage Ave., Chicago, Illinois 60647 (the "Registered Office"), or at any other location that the Manager determines.

2.6. Registered Agent.

The name and address of the Company's registered agent in the State of Delaware shall be as indicated on the Certificate of Formation (file number 3363147) (the "Registered Agent"), or such other Person as the Manager determines. The name and address of the Company's registered agent in the State of Illinois shall be Matthew Andelman, 3206 W. Armitage Ave., Chicago, Illinois 60647 (the "Registered Agent"), or such other Person as the Manager determines.

2.7. Offer of Interests.

The Company is hereby authorized to offer Class B Interests to potential Members pursuant to the terms set forth in this Agreement, or such other investment documents as prepared by the Company. The Manager is also authorized to create other classes of Membership Interests consistent with this Agreement and any class of Membership Interests pursuant to Section 3.3.

2.8. Members.

The name, present mailing address, taxpayer identification number, Capital Contribution and the Percentage Interests of each Member are set forth on Exhibit A or in the books and records of the Company, as amended from time to time. The Capital Contributions of the Members shall be paid as set forth in Section III hereof. No Member shall have any personal liability for any obligation of the Company.

2.9. Issuance of Interests.

In connection with the issuance of Interests, the Members each make the following representations to the Company:

(a) the Member has sufficient legal capacity to execute this Agreement;

(b) the Member has carefully reviewed and understands the risks of, and other considerations relating to, the investment evidenced by the Interests;

(c) the Member has been furnished with all materials, if any, that the undersigned has requested relating to the Company, and the Interests;

(d) the Company has answered all inquiries, if any, that the Member has put to it concerning the Company or any other matters relating to the issuance of the Interests;

(e) the Member has knowledge and experience in financial and business matters with respect to the Company such that he, she and/or it is capable of evaluating the merits and risks of the investment evidenced by the Interests and of making an informed investment decision;

(f) the Member has had sufficient opportunity to consult with personal advisors including, without limitation, attorneys and accountants;

(g) the Member acknowledges that the Interests are not marketable and he, she and/or it has no need for liquidity in this investment;

(h) the Member is making this investment evidenced by the Interests solely for his, her and/or its own account and not for the benefit or account of any other

Person and has no present agreement, understanding, intention or arrangement to Transfer or otherwise dispose of all or any part of the Interests to any other Person; and

(i) the Member is eligible to be on any permits and licenses the Company needs to obtain and maintain in order to operate the Establishment and warrants that such Member's affiliation with the Company will not in any manner create an inability of the Company to obtain and maintain any such permit and/or license.

2.10. Securities Law Restrictions.

In addition to the restrictions on the Transfer of Interests that are contained in this Agreement, each Member represents and warrants to the Company, and agrees and acknowledges, that:

(a) all Interests acquired by such Member are or have been acquired solely for such Member's own account, and that, irrespective of any other provisions of this Agreement, any Transfer of such Interests will be made only in compliance with all applicable federal and state securities laws including, without limitation, the Securities Act of 1933, as amended (the "Securities Act");

(b) the Interests will not be registered under the Securities Act and all Interests held by the Members must be held by such Member until such Interests are registered under the Securities Act or an exemption from such registration is available, and that the Company will have no obligation to take any actions that may be necessary to make available any exemption from registration under the Securities Act.

2.11. Initial Authorization of Units.

By this Agreement, the Company is authorized to issue (a) 5,500 Class A Units (Voting Units); and (b) 544,500 Class B Units (Non-Voting Units).

Section III
Capital Contributions; Capital Accounts; Dilution

3.1. Form of Payment.

The Company is not permitted to accept any consideration other than cash as payment for the Interests.

3.2. Capital Contributions.

Each Member shall make an initial Capital Contribution (the "Initial Capital Contribution") to the Company in amount for which the Member has subscribed, as shown on Exhibit A or in the books and records of the Company, as amended from time to time, payable to the Company at the time of delivery of the executed Counterpart Signature Page to the Operating Agreement.

3.3. Additional Capital Contributions.

Members shall not be required to make any additional Capital Contributions, except for their initial Capital Contributions.

3.4. Return of Capital Contributions.

Except as otherwise provided in this Agreement, no Interest Holder shall have the right to receive the return of any Capital Contribution.

3.5. Form of Return of Capital.

If an Interest Holder is entitled to receive a return of a Capital Contribution, the Interest Holder shall not have the right to receive anything but cash in return of the Interest Holder's Capital Contribution.

3.6. Capital Accounts.

Each Member shall have a capital account established and maintained in accordance with Section 704(b) of the Code and Section 1.704-1(b)(2)(iv) of the Regulations, as amended (each, a "Capital Account"). This Agreement shall be interpreted and applied in a manner consistent with Code Section 704(b) and the Regulations. No interest shall be paid on the capital of the Company or on any subsequent contributions of capital.

Section IV
Allocations and Distributions

4.1. Allocation of Profits and Losses.

After giving effect to the special regulatory allocations in Section 4.2 and after adjusting for all capital contributions and distributions made during the taxable year, Profits and Losses (and, if necessary, individual items of gross income or loss) shall be allocated in a manner such that, after such allocations have been made, the balance of each Member's Capital Account shall, to the extent possible, be equal to an amount that would be distributed to such Member if (i) the Company were to sell the assets of the Company for their Carrying Values, (ii) all Company liabilities were satisfied (limited with respect to each nonrecourse liability to the Carrying Values of the assets securing such liability), (iii) the Company were to distribute the proceeds of sale a Capital Transaction, and (iv) the Company were to dissolve, minus the sum of (1) such Member's share of Partnership Minimum Gain or Minimum Gain Attributable to a Partner Nonrecourse Debt, and (2) the amount, if any, that such Member is obligated (or deemed obligated) to contribute, in its capacity as a Member, to the Company; computed immediately prior to the hypothetical sale of assets.

4.2 Regulatory Allocations.

Notwithstanding any provisions of Section 8.1 hereof, the following special allocations of Company income, gain, loss, deductions and Section 705(a)(2)(B) expenditures shall be made in the following order (and in all instances in accordance with Section 1.704-2(j) of the Regulations):

(A) Minimum Gain Chargeback.

Except as otherwise provided in Section 1.704-2(c) of the Regulations, if there is a net decrease in Partnership Minimum Gain for any fiscal year, each Member shall be specially allocated items of Company income and gain for such year (and, if necessary, subsequent years) in an amount equal to that Member's share of the net decrease in Partnership Minimum Gain. The items to be so allocated shall be determined in accordance with Section 1.704-2(f) of the Regulations. This Section 8.2(a) is intended to comply with the minimum gain chargeback requirement in said section of the Regulations and shall be interpreted consistently therewith. Allocations pursuant to this paragraph shall be made in proportion to the respective amounts required to be allocated to each Member pursuant hereto.

(B) Minimum Gain Attributable to Partner Nonrecourse Debt.

Except as otherwise provided in Section 1.704-2(i)(4) of the Regulations, if there is a net decrease in Minimum Gain Attributable to Partner Nonrecourse Debt during any fiscal year, each Member shall be specially allocated items of Company income and gain for such year (and, if necessary, subsequent years) in an amount equal to that Member's share of the net decrease in the Minimum Gain Attributable to Partner Nonrecourse Debt. The items to be so allocated shall be determined in accordance with Section 1.704-2(i)(4) and (j)(2) of the Regulations. This Section 8.2(b) is intended to comply with the minimum gain chargeback requirement with respect to "partner nonrecourse debt" contained in said section of the Regulations and shall be interpreted consistently therewith. Allocations pursuant to this paragraph shall be made in proportion to the respective amounts required to be allocated to each Member pursuant hereto.

(C) Qualified Income Offset.

In the event a Member unexpectedly receives any adjustments, allocations or distributions described in Section 1.704-1(b)(2)(ii)(d)(4), (5), or (6) of the Regulations, and such Member, thereafter, has an Adjusted Capital Account Deficit, items of Company income and gain shall be specially allocated to such Member in an amount and manner sufficient to eliminate the Adjusted Capital Account Deficit as quickly as possible. This Section 8.2(c) is intended to constitute a "qualified income offset" under Section 1.704-1(b)(2)(ii)(d) of the Regulations and shall be interpreted consistently therewith.

(D) Nonrecourse Deductions.

Nonrecourse Deductions for any fiscal year or other applicable period shall be specially allocated to the Members, pro rata in accordance with their respective Percentage Interests. For purposes of determining the Members' share of Nonrecourse Liabilities of the Company as provided under Section 1.752-3 of the Regulations, the Members' interests in Company profits shall be deemed to be in accordance with their relative Percentage Interests.

(E) Partner Nonrecourse Deductions.

Partner Nonrecourse Deductions for any fiscal year or other applicable period shall be specially allocated to the Member that bears the economic risk of loss for the debt (i.e., the partner nonrecourse debt) in respect of which such Partner Nonrecourse Deductions are attributable (as determined under Sections 1.704-2(b)(4) and (i)(1) of the Regulations).

(F) Section 754 Basis Adjustments.

To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Sections 732, 734 or 743 of the Code is required, pursuant to Section 1.704-1(b)(2)(iv)(m) of the Regulations, to be taken into account in determining the Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) and such gain or loss shall be specially allocated to the Members in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to said section of the Regulations.

4.3 Curative Allocations.

Notwithstanding any other provisions of Section 3.6 above or Section 4 hereof to the contrary (other than the Regulatory Allocations, as defined below), the allocations set forth in Section 4.2 (save subparagraphs (d) and (f)) (the "Regulatory Allocations") shall be taken into account in allocating other items of income, gain, loss and deduction among the Members so that, to the extent possible, the cumulative net amount of allocations of Company items under Section 4 hereof shall be equal to the net amount that would have been allocated to each Member if the Regulatory Allocations had not occurred. This Section 4.3 is intended to minimize to the extent possible and to the extent necessary any economic distortions, which may result from application of Section 1.704-1(b) of the Regulations and shall be interpreted in a manner consistent therewith.

4.4 Distributions.

(A) Distributions of Cash Flow.

Cash Flow shall be distributed to the Members by the Company from time to time, but not more frequently than monthly nor less frequently than annually, within twenty (20)

days after the end of the period with respect to which the Distributions are made in the priority provided in Section 4.4(c).

(B) Distribution of Capital Proceeds.

In the event of any Capital Event, Capital Proceeds therefrom will be distributed promptly after such event and applied by the Company after payment of Company debts and expenses, and after establishing any reasonable Reserves determined by the Manager in the priority as provided in Section 4.4(c).

(C) Priority of Distributions.

Cash Flow and Capital Proceeds shall be distributed to the Members *pari passu* and *pro rata*, to each Class A and Class B Member in return of their Unreturned Capital Contributions, if any, until each Member has been paid all of its Unreturned Capital Contributions.

4.5 Treatment of Distributions In-Kind.

For purposes of this Agreement, (i) any non-cash property that is distributed in-kind to one (1) or more of the Members at any time shall be deemed to have been sold for cash equal to its fair market value (net of any liabilities secured by such property), (ii) the unrealized gain or loss inherent in such property shall be treated as recognized gain or loss for purposes of determining Profit and Loss of the Company for such fiscal year of the Company, (iii) such gain or loss shall be allocated to the Members' respective Capital Accounts in accordance with Sections 3 and 4.1 hereof for such fiscal year, (iv) such in-kind distributions shall be made after giving effect to such allocations and (v) such property shall be distributed among Members in the same proportion and priority as cash would be distributed pursuant to Section 4.4.

4.6 Distributions on Liquidation.

In the event of any dissolution, winding up or liquidation of the Company in accordance with Section 7 of this Agreement, any reference in such Section regarding distributions to Members, if any, shall be distributed in accordance with Section 4.4 (c).

4.7 Tax Distributions.

Notwithstanding any provision to the contrary in this Agreement, to the extent of Available Cash, the Company shall make a distribution ("Tax Distribution") to each Member, at least fifteen (15) days prior to each due date for estimated U.S. federal individual income tax payments during the term of this Agreement, of the Tax Allowance Amount computed for the calendar quarter with respect to which such estimated tax payments are payable. Tax Distributions shall be made pro rata among the Members in proportion to each Member's respective Tax Allowance Amount computed for the relevant calendar quarter. Each Tax Distribution shall be treated as an advance of, and will reduce,

the amount a Member would otherwise receive pursuant to Section 9.1 hereof, and, for avoidance of doubt, to the extent a Member receives Tax Distributions with respect to a year that exceed such Member's Tax Allowance Amount for such year, as reasonably determined by the Manager at any time following the end of such year, the Member shall repay such excess to the Company promptly upon the Manager request. If a Member fails to timely repay such excess, the Company may reduce any future distributions to such Member by the amount of such unpaid excess Tax Distributions.

4.8. Tax Counsel and Code Compliance.

The Manager is hereby authorized, upon the advice of the Company's tax counsel, to amend this Section IV to comply with the Code and the Regulations promulgated under Code Section 704(b); provided that any such amendment shall not affect distribution priorities as established in Section 4.4 hereof, and liquidation distribution priorities as established in Section 4.7 hereof.

Section V
Management: Rights, Powers, and Duties

5.1. Management.

(A) Managers Initial Appointment.

The Company shall be managed by the Managers either individually or collectively consisting of a maximum of two (collectively the "Manager(s)"). Matthew Andelman and Douglas McCright are appointed as the initial Managers of the Board for the Company.

(B) Powers of the Managers

The Managers either individually or collectively shall have full, exclusive, and complete discretionary power and authority, subject to the other provisions of this Agreement and the requirements of applicable law, to manage, control, administer, and operate the business and affairs of the Company and to make all decisions affecting the Company's business and affairs. These powers include, *inter alia*, the power to:

i. The institution, prosecution and defense of any proceeding in the Company's name;

ii. The purchase, receipt, lease or other acquisition, ownership, holding, improvement, use and other dealing with property below $100,000;

iii. The sale, conveyance, mortgage, pledge, lease, exchange, and other disposition of property below $100,000;

iv. The entering into contracts and guaranties; incurring of liabilities; borrowing money, issuance of notes, bonds, and other obligations; and the securing of any of

its obligations by mortgage or pledge of any of its property or income below $100,000;

v. The conduct of the Company's business, including:

a. To construct, operate, maintain, and improve any real estate and any personal property required to operate the Company;
b. To enter into agreements and contracts and to give receipts, releases and discharges including, without limitation, contracts with customers, lessors and licensors of and to the Company;
c. To purchase liability and other insurance to protect the Company's properties and business;
d. To execute or modify leases with respect to any part or all of the assets of the Company;
e. To hire and otherwise engage or fire independent contractors of the Company including, without limitation, consultants, accountants, attorneys and other advisors;
f. To prepay, in whole or in part, refinance, amend, modify or extend any mortgages or deeds of trust that may affect any asset of the Company and in connection therewith to execute for and on behalf of the Company any extensions, renewals or modifications of such mortgages or deeds of trust below $100,000;
g. To execute any and all other instruments and documents that may be necessary or, in the opinion of the Managers, desirable to carry out the intent and purpose of this Agreement;
h. To make any and all expenditures that the Managers, in the Manager's sole discretion, deems necessary or appropriate in connection with the management of the affairs of the Company and the carrying out of its obligations and responsibilities under this Agreement including, without limitation, all legal, accounting and other related expenses incurred in connection with the organization and financing and operation of the Company, so long that no individual expenditure exceeds $100,000;
i. To enter into any kind of activity necessary to, in connection with or incidental to the accomplishment of the purposes of the Company;
j. To invest and reinvest Reserves in short term instruments or money market funds;

vi. The payment or donation or any other act that furthers the business and affairs of the Company below $1,000;

(C) Board of Directors' Powers – General Grant and Specific Limitations

The Board of Directors shall consist of a minimum of two and a maximum of seven individuals to be elected by the Class A voting unitholders. The Board shall have the authority to exercise any of the Board's general powers on behalf of the Company, The Manager shall not engage in the following matters, or matters substantially similar to the

following, unless explicitly authorized by majority vote of the Board codified in a specific signed writing kept in the Company's records:

(i) The purchase, receipt, lease or other acquisition, ownership, holding, improvement, use and other dealing with property in excess of $100,000;

(ii) The sale, conveyance, mortgage, pledge, lease, exchange, and other disposition of property having an aggregate value in excess of $100,000;

(iii) The entering into contracts and guaranties; incurring of liabilities; borrowing money, issuance of notes, bonds, and other obligations; and the securing of any of its obligations by mortgage or pledge of any of its property or income in excess of $100,000;

(iv) Make the recommendation to or to execute on behalf of Company to purchase any real property, sell any real property, incur debt, make capital investment or expenditures, entering into contracts and guaranties; incurring of liabilities; borrowing money, issuance of notes, bonds, and other obligations; and the securing of any of its obligations by mortgage or pledge of any of its property or income in excess of $100,000;

(v) The payment of pensions and establishment of pension plans, pension trusts, profit sharing plans, and benefit and incentive plans for all or any of the current or former unitholders, employees, and agents of the Company;

(vi) The payment or donation or any other act that furthers the business and affairs of the Company in excess of $1,000;

(vii) The purchase of insurance on the life of any of its Unitholders, or employees for the benefit of the Company;

(viii) The participation in partnership agreements, joint ventures, or other associations of any kind with any person or persons;

(ix) Engaging in business other than that which is in the ordinary course of the existing businesses;

(x) Establishing company offices;

(xi) The appointment of employees and agents of the Company, the defining of their duties, the establishment of their compensation;

(xii) Election of corporate officers;

(xiii) The indemnification of a unitholder or any other Person;

(xiv) Setting compensation levels to officers;

(xv) Making capital expenditures above $100,000;

(xvi) Payment of distributions.

(D) Matters Requiring a Super Majority Interest of the Class A Members

Notwithstanding anything else in the Agreement to contrary, the Board may not engage in any of the follow actions unless explicitly authorized by a vote by a Super Majority Interest of the Class A Units codified in a specific signed writing kept in the Company's records:

(i) The voluntary dissolution of the Company;

(ii) The sale of the Company;

(iii) The sale of substantially all of the Company's assets;

(iv) The purchase of or redeeming of units by the Company or any unitholder(s);

(v) The removal of any unitholder;

(vi) The issuance of new units and the admission of additional Members;

(vii) The appointment of new Managers to the Company;

(viii) The expansion of the number of members of the Board of the Company

(ix) The reduction in the number of members of the Board of the Company

(x) The amendment or modification of any provision of the Operating Agreement

As a specific and contemplated exception to the foregoing, if the Class A Unitholders take any action involving (a) the purchase of or redeeming of units from a unitholder; (b) the removal of a unitholder the unitholders voting units; or (c) replacement Manager, the units of the purchase / redeeming Member shall not be counted in calculating the Super Majority.

(E) Limitation on Authority of Members.

(i) No Member is an agent of the Company solely by virtue of being a Member, and no Member has authority to act for the Company solely by virtue of being a Member.

(ii) This Section supersedes any authority granted to the Members pursuant to the

Act. Any Member who takes any action or binds the Company in violation of this Section shall be solely responsible for any loss, expense, or liability incurred by the Company as a result of the unauthorized action and shall indemnify, defend, and hold harmless the Company with respect to such losses, expenses, or liabilities.

(F) Replacement of Managers

If a Manager resigns from, or is otherwise unable to serve on, the Board, then a new Manager shall be appointed by the affirmative vote of those Members then holding not less than a Majority Interest of the Class A Interests. All decisions within the discretion and authority of the Board pursuant to this Agreement shall be deferred until such time as a new manager(s) is appointed.

(G) Voting Rights.

The Class A Members will have rights to vote in accordance with this Agreement. Class B Members will not have any voting rights.

5.2. Personal Services.

(A) No Service Requirement.

Except as otherwise expressly provided for herein, no Member shall be required to perform services for the Company solely by virtue of being a Member. Unless approved by the Manager, no Member shall perform services for the Company or be entitled to compensation for services performed for the Company.

(B) Agreements with Manager.

The Company is authorized to enter into agreements with the Managers or any Person designated by the Board for any services required by the Company, in the Board's sole discretion, on a going forward and as needed basis; provided that such agreements are negotiated on an arm's length basis at prevailing competitive rates for such services.

5.3. Duties of Parties.

(A) Devotion of Time by Manager.

The Managers shall devote such reasonable time to the business and affairs of the Company as is necessary to carry out the Manager's duties set forth in this Agreement; it being understood that the Manager/s may devote time to interests and activities other than the business of the Company, all in the Manager's discretion.

(B) Member Cooperation.

All Members of the Company shall fully cooperate with the Company in any application for any necessary licenses or permits as required by law and the Members acknowledge that their Interests in the Company may be a matter of public record.

(C) Other Activities.

Except as provided in Section 5.7, below, nothing in this Agreement shall be deemed to restrict in any way the rights of the Manager/s or any Member to conduct any other business or activity whatsoever, and the Manager/s or Member shall not be accountable to the Company or to any other Member with respect to that business or activity so long as such business or activity does not compete with the Company's business. Each Member waives any rights the Member might otherwise have to share or participate in such other interests or activities of any other Member or the Member's Affiliates.

(D) Transactions with Members.

Each Member understands and acknowledges that the conduct of the Company's business may involve business dealings and undertakings with Members and their Affiliates. In any of those cases, those dealings and undertakings shall be at arm's length and on commercially reasonable terms.

5.4. Liability and Indemnification.

(A) No Liability of Manager/s.

The Manager/s shall not be personally liable to the Company or its Members for monetary damages for breach of fiduciary duty, except for liability for (i) any breach of the Manager's duty of loyalty to the Company, (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, or (iii) any transaction from which the Manager/s derived any improper personal benefit, and to the extent such exemption from liability or limitation thereof is not permitted under the Act as the same exists or may hereafter be amended.

(B) Indemnification.

To the fullest extent permitted under the Act, the Company shall indemnify any Person who was or is a party, or is threatened to be made a party, to any threatened, pending or contemplated action, suit, or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company) by reason of the fact that he, she or it is or was a Manager or Member, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him, her or it in connection with such action, suit, or proceeding if he, she or it acted in good faith and in a manner he, she or it reasonably believed to be in or not opposed to the

best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his, her or its conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or pleas of nolo contendere or its equivalent, shall not of itself create a presumption that the Person did not act in good faith or did not act in a manner which he reasonably believed to be in and not opposed to the best interests of the Company, and with respect to any criminal action or proceeding, had reasonable cause to believe that his, her or its conduct was unlawful.

5.5. Power of Attorney.

(A) Grant of Power.

Each Member constitutes and appoints the Board and its Managers as the Member's true and lawful attorney-in-fact ("Attorney-in-Fact"), and in the Member's name, place and stead, to make, execute, sign, acknowledge, and file:

(i) any and all other certificates or other instruments required to be filed by the Company under the laws of the State of Illinois or of any other state or jurisdiction including, without limitation, any certificate or other instruments necessary in order for the Company to continue to qualify as a limited liability company under the laws of the State of Illinois or any other jurisdiction where the Company conducts business;

(ii) one (1) or more applications to use an assumed name; and

(iii) all documents that may be required to dissolve and terminate the Company and to cancel its Articles.

(B) Irrevocability.

The foregoing power of attorney is irrevocable and is coupled with an interest, and, to the extent permitted by applicable law, shall survive the death or disability of a Member. It also shall survive the Transfer of an Interest, except that if the transferee is approved for admission as a Member, this power of attorney shall survive the delivery of the assignment for the sole purpose of enabling the Attorney-in-Fact to execute, acknowledge and file any documents needed to effectuate the substitution. Each Member shall be bound by any representations made by the Attorney-in-Fact acting in good faith pursuant to this power of attorney, and each Member hereby waives any and all defenses that may be available to contest, negate or disaffirm the action of the Attorney-in-Fact taken in good faith under this power of attorney.

5.6 Impasse Put-Call Arrangement

This Provision 5.6 is only applicable to Matthew Andelman and Douglas McCright.

Should Matthew Andelman and Douglas McCright reach an impasse in the

decision-making process and either party wishes to terminate the business relationship but neither party wants to sell their units either party can notify the other of their desire to terminate the relationship, such notification must be in writing and either delivered personally, sent by certified or registered mail, postage prepaid, return receipt requested, or sent by recognized overnight delivery service. Following notification, the two parties will have thirty days to attempt to reach a mutually agreeable resolution. Should they be unable to reach such a resolution to their difference after the end of the thirty-day period they will utilize a "Texas Shootout" as a means of deciding who will move forward with the business. The party who wishes to terminate notifies the other party of his intention to sell to the other party all but not less than all of his units at a specific price and terms. This offer must then be accepted; otherwise, the declining party is obliged to sell his units to the other party at the same price and terms and must return the same offer to the terminating party and he must accept the offer.

For purposes hereof, an "Impasse" shall mean either (a) the Board's inability to reach a material decision regarding the management of the Company essential to its well-functioning. Upon occurrence of an Impasse, a Member may notify the other Members they consider an Impasse to have occurred and their desire to terminate the relationship and move forward with a buyout of the other Member's interests. Such notification must be in writing and either delivered personally, sent by certified or registered mail, postage prepaid, return receipt requested, or sent by recognized overnight delivery service. Following this notification, the Members will have thirty days to attempt to reach a mutually agreeable resolution.

After the expiration of the thirty-day resolution period, if the Impasse continues, each Member shall have the right to make an optional "put-call" offer to the other Member to purchase the other Members' entire Membership Interest. Notwithstanding the above, no Member may initiate a put-call when there is an outstanding Offer (defined below) pending. The Member initiating a put-call shall be referred to as the "Offeror," and the other Member shall be referred to as the "Offeree."

(a) Terms of Offer.

(1) Written Offer. On the terms described in this Section, the Offeror may submit to the Offeree a written offer ("Offer") to purchase all the Interests then owned by the Offeree.

(2) Membership Interest Price. The Offer shall state an aggregate price at which the Offeror offers to purchase the entirety of the Offeree's Membership Interest in Company.

(b) Acceptance or Rejection of Offer.

The Offeree shall either accept or reject the Offer, which acceptance or rejection shall be in writing and delivered to the Offeror on or before 30th calendar day after the Offer is delivered. If the Offeree fails to either accept or reject the Offer on a timely basis,

it shall be deemed to have consented to the unagreed action that precipitated the Impasse.

(1) Acceptance. If the Offeree accepts the Offer, the Offeror shall be deemed the "Buyer" and the Offeree shall be deemed the "Seller." The Put-Call Closing shall take place as described below. Effective immediately upon the delivery to the Offeror of the Offeree's acceptance of the Offer, the Offeror's obligations under the Offer and this Section shall become recourse, absolute, unconditional, and irrevocable obligations and shall not be subject to any terms or conditions other than the default of the Offeree under the Offer.

(2) Rejection of Offer. If the Offeree rejects the Offer, the Offeree shall thereafter be deemed the "Buyer" and the Offeror shall be deemed the "Seller." The closing of the transaction described in the Offer shall take place on the Closing Date as described below. If the Offeree properly rejects the Offer, it shall proceed to purchase from the Offeror, and the Offeror shall sell to the Offeree, the entire Membership Interest owned by the Offeror for the price stated in the Offer.

(c) Put-Call Closing Procedure. The transaction described in the Offer shall close on the earlier of (1) the 60th day after the date the Offer is either accepted or rejected by the Offeree or (2) such earlier date as the Buyer may elect with ten days' prior written notice to the Seller ("Put-Call Closing" or "Closing Date"). At the Put-Call Closing, the following shall occur:

(1) The Buyer shall pay to the Seller, in immediately available funds, a sum equal to the Price. Or

(2) The Buyer can elect to pay by cash, wire transfer, bank draft, or cashier's check payable to the order of The Seller a minimum of twenty-five percent (25%) of the price payable at closing, and the balance payable over three (3) years as twelve (12) quarterly payment periods with equal amortized quarterly payments with interest.

(3) The Seller shall deliver to the Buyer a complete and absolute assignment of 100 percent of the Seller's Interest (Assignment).

(4) The Buyer shall satisfy its obligations described above.

(5) The Seller shall cause its affiliates to terminate any agreements with the Company as instructed by the Buyer in its sole and absolute discretion, effective from and after the Closing Date, provided that any such affiliate shall be paid in full on the Closing Date for all services rendered prior to such termination.

(6) The Buyer and the Seller shall each deliver to the other a release (Mutual Release) of the other from all acts and conduct of the other relating to the Company or its affairs occurring or performed during the term of this

Operating Agreement, except that neither the Buyer nor the Seller shall be released from any actions (or failures to act) in violation of this Operating Agreement or from any grossly negligent, reckless, or intentionally wrongful acts or omissions. From and after delivery of the Assignment, the Seller shall have no rights or obligations under this Operating Agreement with respect to the management and operation of the Company Property or otherwise.

(d) Failure To Perform.

(1) Buyer's Failure To Perform. If the Buyer fails to perform as required above, then the Seller shall have the option, exercisable within 60 days after the original Closing Date, to (A) pursue the Buyer for specific performance of its obligations as Buyer; (B) continue the Company as if no put-call procedure had been implemented except that the Buyer shall be deemed to have consented to the unagreed action that precipitated the Impasse; or (C) become the Buyer under the defaulted Offer, subject to the same terms and conditions set forth in the Offer with the exceptions that (i) the Price shall be 75% of the amount within the Offer; and (ii) the non-defaulting party shall be entitled to select a new Closing Date up to 180 days after the original Closing Date.

(2) Seller's Failure To Perform. If the Seller fails to perform as required under above, then (A) the Seller shall be liable to the Buyer, as a recourse obligation, for all actual and consequential damages caused by the Seller as a result of its breach, together with all expenses of litigation and attorneys' fees, court costs, and expenses and (B) the Buyer shall have the option, exercisable within 60 days after the original Closing Date to either (i) pursue the Seller for specific performance of its obligations as Seller or (ii) continue the Company as if no put-call procedure had been implemented except that the Seller shall be deemed to have consented to the unagreed action that precipitated the Impasse; provided, however, that in no event shall the election of either option (or failure to elect) preclude the Buyer from pursuing any other remedy available to the Buyer as a matter of law or equity, including, but not limited to, the damages described in clause (A) above.

(e) No Withdrawal or Revocation. An Offer shall be irrevocable and shall not be subject to withdrawal or revocation by the Offeror, except by the written agreement of all of the Members having Class A Units.

5.7 Restrictive Covenants.

(A) Application of Restrictive Covenants and Adequate Consideration

The following restrictive covenants ("Restrictive Covenants") apply to all present and future Members and Managers of the Company ("Restricted Parties") who, by executing this Agreement or any further agreement to take an interest or role within the Company agree to be bound by its terms. The Restricted Parties acknowledge that the Restrictive Covenants are accepted for adequate consideration including, *inter alia*, the (i)

performance of services for Company; (ii) compensation of several possible forms including equity, wages, or similar valuable matters; (iii) any interest, including a Membership Interest, in the Company; and / or (iv) other additional good and valuable consideration.

(B) Confidential Information and Company Secrets.

The Restricted Parties acknowledge that they hold a position of trust and confidence by virtue of which they necessarily possess and have access to highly valuable, confidential and proprietary information not known to employees of Company at large or the public in general, and that it would be improper for them to make use of this information for the benefit of himself or for others. All such confidential and proprietary information now existing or to be developed in the future will be referred to in this Agreement as "Company Secrets." The Company intends that the meaning of "Company Secrets" in this Agreement will be read as broadly as possible to include all information of any sort (whether merely remembered or embodied in a tangible medium) that (i) is related to Company business or potential future business and (ii) is not generally and publicly known. This includes, without limitation, information that a Restricted Party acquires or becomes acquainted with prior to the termination of this Agreement and any renewal thereof, whether developed by a Restricted Parties or by others, and whether concerning any trade secrets, confidential or secret designs, processes, formulae, plans, devices, business information, financial data or material (whether or not patented or patentable) of Company or any manufacturer that Company represents directly or indirectly, such as: any customer or supplier lists of Company; any confidential or secret development or research work of Company and any manufacturer that Company represents; customer and prospect names and requirements and data provided by customers or prospective customers; price lists; pricing policies; vendor names and purchase data; financial, personal or business information; and business and marketing strategies, plans and projections. The Restricted Parties acknowledge that the above-described Company Secrets constitute a unique and valuable asset of Company acquired at great time and expense by Company, which is confidential and will be communicated to Restricted Parties in confidence in the course of Restricted Parties' professional duties, and that any disclosure or other use of such knowledge or information other than for the sole benefit of Company would be wrongful and would cause irreparable harm to Company.

The foregoing definition of Company Secrets does not extend to information that is: (a) publicly known at the time of disclosure or subsequently becomes publicly known through no fault of the disclosing Party; (b) learned or discovered independently by the disclosing Party through lawful means outside their performance under this Agreement; or (c) is disclosed to the disclosing Party with explicit intention that the Company Secrets be published.

All Restricted Parties will protect and preserve as confidential during their relationship with Company, and at all times after the termination of the relationship, all of the Company Secrets at any time known to the Restricted Parties or at any time in the Restricted Parties' possession or control. Restricted Parties agrees that they shall not, at

any time during or following his relationship with Company, except in the course of performing his obligations under this Agreement with Company and in the pursuit of the business of Company, disclose or use any Company Secrets, whether such Company Secrets are in the Restricted Parties' memory or embodied in writing or other physical form. Restricted Parties shall not, without prior written approval the subject of the non-public information, publish, copy, or otherwise disclose to others any Company Information. Restricted Parties understand that this Agreement includes an obligation not to disclose Company Secrets to employees within Company who do not have a right or need to know the Company Secrets. Restricted Parties agree that they will not, during their relationship with Company and at all times after the termination of this Agreement, disclose, use, or allow any other person or entity to use in any way, except for the benefit of Company and as directed by Company, any Company Secrets. Both during and after the term of this Agreement, Restricted Parties will refrain from any acts or omissions that would reduce the value of Company Secrets.

Restricted Parties will, prior to or upon termination of their relationship with Company, deliver to Company any and all: (i) records, items and media of any type (including without limitation all partial or complete copies or duplicates) containing or otherwise relating to any of the Company Secrets, whether prepared or acquired by, or provided to, Restricted Parties; and (ii) or any products that Company owns or controls that are within the possession of the Restricted Parties. At any time, if requested by Company, a Restricted Party shall surrender to Company any or all products Company owns or controls and any and all confidential information and all records, files and other documents provided to Restricted Parties by Company, and all copies thereof, relating to such confidential information. The Restricted Parties acknowledges that all such records, items and media are and at all times shall be and remain the property of Company.

The Restricted Parties understand that the obligations imposed under this Article on the use of Company Secrets are in addition to, and independent of, any restrictive covenants in this Agreement and or any other agreement concerning post-termination employment, impose separate and distinct obligations from such restrictive covenants, and are valid even if such restrictive covenants are declared invalid, in whole or in part.

(C) Non-Competition.

The Restricted Parties covenant and agree that during the time period and in the geographical area described in this Agreement, Restricted Parties shall not, without the prior written approval of Company, directly or indirectly, either as an individual or an employee, agent, officer, director, shareholder, partner or member of another entity: (i) engage in any capacity in a business of the type Company now or hereafter transacts; (ii) solicit, service or otherwise do business with any customer of Company, or any potential customer of Company with which Company was actively engaged in promotional efforts during the Restricted Parties' employment with Company, where such activities would be in competition with any aspect of the business of Company; (iii) solicit, service or otherwise do business where such activities would be in competition with any aspect of the business of Company; or (iv) attempt in any way to affect adversely any of Company's

business dealings or Company's customers.

Notwithstanding the foregoing, Matthew Andelman may own, manage, and operate Idealty, LLC.

(D) Non-Solicitation

The Restricted Parties hereby covenant and agree that they shall not, directly or indirectly, either as an individual or as an employee, agent, officer, director, shareholder, partner or member of another entity: (i) hire any existing employee of Company, or any person who was employed by Company during the twelve month period prior to the termination of this Agreement or during the eighteen month period after the termination of this Agreement; (ii) solicit any employees of Company to leave the employ of Company or otherwise induce any employees of Company to leave the employ of Company; or (iii) solicit or attempt to influence or interfere with any person, employee or agent or independent contractor employed by Company or doing business with Company, or in any way affect the business relationship existing between Company and any such party.

(E) *Non-Disparagement*

The Restricted Parties hereby covenant and agree that they shall not, directly or indirectly, either as an individual or as an employee, agent, officer, director, unitholder, partner or member of another entity engage in the disparagement of ABC FinTech LLC, ABC Tokens Series LLC or affiliated companies or commit any act or make statements that are detrimental to the successful continuation of or which adversely affects the business of ABC FinTech LLC, ABC Tokens Series LLC or affiliated companies including to disparage or discredit the unitholders or management of ABC FinTech LLC, ABC Tokens Series LLC or affiliated companies with respect to any matter related to the business of ABC FinTech LLC, ABC Tokens Series LLC or affiliated companies.

(F) Term and Scope

The Restrictive Covenants in this Agreement shall (i) be in effect during the entire course of Restricted Parties' relationship with the Company and for a period of twenty-four (24) months thereafter ("Restriction Period"); and (ii) apply to all areas of the world in which the Company's legitimate business interests extend ("Geographic Application") which includes, *inter alia*, throughout the United States and wherever the Company has developed customers and commercial relationships or so develops in the future.

(G) Review of Restrictive Covenants and Agreement to Necessity and Reasonability

The Restricted Parties acknowledges that they have carefully read this Agreement and have given careful consideration to the restraints imposed upon them by this Agreement and are in full agreement as to their necessity for the reasonable and proper protection of the Company. The Restricted Parties expressly acknowledges and agrees that

each and every restraint imposed by this Agreement is reasonable with respect to subject matter, time period and geographic area, including the Restriction Period and Geographic Application.

(H) Ability to Earn a Livelihood

The Restricted Parties expressly agree and acknowledge that the restrictions contained in this Section do not preclude the Restricted Parties from earning a livelihood, nor do they unreasonably impose limitations on their ability to earn a living. In addition, the Restricted Parties agree and acknowledge that the potential harm to Company of the non-enforcement of the restrictions contained in this Section outweighs any harm to the Restricted Parties of their enforcement by injunction or otherwise.

(I) Injunctive Relief.

In the event of any breach by Restricted Party of any of the Restrictive Covenants, then Restricted Party acknowledges that Company shall be entitled to obtain from any court of competent jurisdiction temporary, preliminary and permanent injunctive relief to restrain such breach. The Restricted Parties agree that Company need not post a bond in order to obtain injunctive relief, and waive their right to a bond in the event a court enters a temporary or preliminary injunction. The Restricted Parties acknowledges that the Company’s right to obtain an injunction is both reasonable and necessary to protect Company’s legitimate interests and that the right of Company to obtain an injunction or other equitable relief to enforce the terms of this Agreement shall be in addition to all other rights it may otherwise have.

(J) Consequences of Enforceability or Invalidation

In the event that any part of the foregoing Restrictive Covenants shall be held to be unenforceable or invalid, the remaining parts thereof shall nevertheless continue to be valid and enforceable as though the invalid portions were not a part hereof. In the event any of the provisions of the foregoing relating to the Restriction Period or Geographic Application is deemed unenforceable by a court of competent jurisdiction as exceeding the maximum period of time or area, the time or area shall be deemed to be the maximum time period or area would deem valid or enforceable in the jurisdiction of the court.

Section VI
Transfer, Withdrawals, Default and Termination of Membership Interests;

6.1. Transfers.

(A) Founder Units and Non-Founder Units

All units authorized and granted under this Agreement at its initial execution or first amendment, shall be deemed “Founder Unit.” Any and all subsequent units authorized, granted, or otherwise acquired shall be deemed “Non-Founder Units.” All units – Founder

and Non-Founder – may not be transferred except as provided herein.

(B) Voluntary Disassociation and Transfer of Founder Units

Any Member holding Founder Units may disassociate from the Company upon thirty (30) days' written notice to all other Members holding Founder Units either (a) delivered personally, (b) sent by certified or registered mail, postage prepaid, return receipt requested, or (c) sent by recognized overnight delivery service. Upon such elective disassociation, the disassociating Member shall sell the numbers of their Founder Units to the non-disassociating Members holding Founder Units per the following schedule. In any such sale, there will be no differentiation in value between Class A and Class B units.

a. If the Member so disassociates by or before July 31, 2022 the disassociating Member shall sell all of their Founder Units (Class A and Class B) to the non-disassociating party / parties for the Adjusted Net Book Value of the units (adjusting for the market value of real estate, marketable securities and cryptocurrency).

b. If the Member so disassociates between August 1, 2022 and July 31, 2023 the disassociating Member shall sell 1,250 of their Class A Units and 70,000 of their Class B Units to the non-disassociating party / parties for the Adjusted Net Book Value of the units.

c. If the Member so disassociates after July 31, 2023, the disassociating Member has no obligation under this Section nor any other obligation to sell any units to the other party.

(C) Involuntary Disassociation and Transfer of Founder Units upon certain Triggering Events

The following events or conditions are defined as "Triggering Events."

(i) Death. A Member or Manager is "dead" if they have been medically declared dead, circumstances are such that an inference of their death is reasonable as determined by the Board, or an estate has been opened in their name.

(ii) Disability. A Member or Manager is "disabled" if the individual is unable to engage in any substantial gainful activity for an indefinite period, due to a physical or mental disability that is expected to continue for a period of one (1) year or more. The determination of disability of a unitholder (or the affiliate of a unitholder) shall be made by a physician as selected by the Company, who shall certify that he or she has examined the individual and has concluded that the individual is disabled as defined herein. Such certificate must be duly executed and acknowledged, and delivered to the Company. Each individual unitholder (and Affiliate) authorizes the disclosure to the Company by all health care providers and all "covered

entities" as that term is defined under the Privacy Regulations (the "Privacy Regulations") promulgated under the Health Insurance Portability and Accountability Act of 1996, as amended, of such of the unitholder's (or Affiliate's) personal health information (including, but not limited to, "Protected Health Information", as that term is defined under the Privacy Regulations), as is necessary for a determination to be made regarding the disability of an individual Unitholder (or Affiliate). Temporary disability will not invoke the provisions of this paragraph or be considered cause for declaring an owner Inactive.

(iii) Bankruptcy. "Bankruptcy" means, with respect to a Person, that such Person: (i) makes an assignment for the benefit of creditors; (ii) files a voluntary petition in bankruptcy; (iii) has entered against such Person an order for relief in any bankruptcy proceeding; (iv) the filing of a petition or answer seeking for such Person any reorganization, arrangement, composition, readjustment, liquidation or similar relief under any law or regulation; (v) files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against the Member in any proceeding of this nature; or (vi) seeks, consents to, or acquiesces in the appointment of a trustee, receiver, or liquidator of all or any substantial part of such Person's properties.

(iv) Divorce. "Divorce" means the dissolution of a marriage entered in an order by the judgment of a court of competent jurisdiction. A divorce removes the units from the divorce proceedings or bankruptcy proceedings and sets a value on the units for use in determining distribution of assets during the divorce. In no case can the units in the Company be used as part of the divorce settlement.

(v) Inappropriate Behavior. "Inappropriate Behavior" means when, in the Board's sole discretion, a Member engages in any of the following conduct: (1) acts of material dishonesty; (2) wanton, reckless, or grossly negligent conduct in performance of their duties; (3) violence or threats of violence; (4) stealing property from the Company; (5) falsifying records; (6) conviction of a felony.

(vi) Disparagement. "Disparagement" means when, in the Board's sole discretion, a Member engages in the disparagement of ABC FinTech LLC, ABC Tokens Series LLC or affiliated companies or commit any act or make statements that are detrimental to the successful continuation of or which adversely affects the business of ABC FinTech LLC, ABC Tokens Series LLC or affiliated companies including to disparage or discredit the unitholders or management of ABC FinTech LLC, ABC Tokens Series LLC or affiliated companies with respect to any matter related to the business of ABC FinTech LLC, ABC Tokens Series LLC or affiliated companies.

Upon any of the Triggering Events, the impacted Member holding Founder Units shall within thirty (30) days' provide written notice of the triggering event to all other Members holding Founder Units either (a) delivered personally, (b) sent by certified or

registered mail, postage prepaid, return receipt requested, or (c) sent by recognized overnight delivery service. Upon such notice the impacted Member shall sell the numbers of their Founder Units to the non-impacted Members holding Founder Units per the following schedule.

a. If the Member so disassociates by or before July 31, 2022 the disassociating Member shall sell 1,350 of their Class A Founder Units and 95,000 of their Class B Founder Units to the non-disassociating party / parties for the Adjusted Net Book Value of the units (adjusting for the market value of real estate, marketable securities and cryptocurrency). The Class A Units will then be given a premium of five times this value for the number of Class A Units being sold.

b. If the Member so disassociates between August 1, 2022 and July 31, 2023 the disassociating Member shall sell 1,350 of their Class A Units and 63,000 of their Class B Units to the non-disassociating party / parties for the Adjusted Net Book Value of the units (adjusting for the market value of real estate, marketable securities and cryptocurrency). The Class A Units will then be given a premium of five times this value for the number of Class A Units being sold.

c. If the Member so disassociates after July 31, 2023, the disassociating Member shall sell 1,350 of their Class A Units to the non-disassociating party / parties for the Adjusted Net Book Value of the units (adjusting for the market value of real estate, marketable securities and cryptocurrency). The Class A Units will then be given a premium of five times this value for the number of Class A Units being sold.

Should the above triggering events provision be invoked such decision to exercise this option must result in the terminating party or their estate receiving notice of the other party's intent to do so within sixty days of such occurrence and closing on the transaction must occur within thirty days of notice by the buyer unless the closing is delayed by the seller or said option to purchase will be deemed to be expired and thus is null and void.

Payment Terms for Founder Units

Should there be a sale of the Founders' Units from one Founder to the other under provision 6.1.B or 6.1.C above the party purchasing the units of the other party shall have sixty (60) days following notification to close on the transaction and the purchase price for the units will be paid in full by cash, wire transfer, or by check, bank draft, or money order payable to the order of the other party, or;

The Buyer can elect to pay by cash, wire transfer, bank draft, or cashier's check payable to the order of The Seller a minimum of twenty-five percent (25%) of the price payable at closing, and the balance payable over three (3) years as twelve (12) quarterly payment periods with equal amortized quarterly payments with interest. Closing should be within

thirty (30) days of an agreed upon sale price.

The deferred portion of the purchase price shall be evidenced by a promissory note from The Buyer made payable to The Seller. The promissory note shall be secured by the Buyer's pledge of the Units purchased.

Calculation of Interest. Interest shall accrue on the unpaid principal balance of the Note at the Applicable Interest Rate. The Applicable Interest Rate shall be equal to two (2) points above the following Index: lowest Wall Street Journal Prime Rate, so-called, as adjusted from time to time. For purposes of calculating the Applicable Interest Rate hereunder, the "Wall Street Journal Prime Rate" shall mean the prime rate as published in the Money Rates section of the Wall Street Journal at the time of the purchase. Such interest rate shall not exceed 12% per annum. Interest shall be computed daily and on the basis of a three hundred sixty (360) day year.

Prepayment. This Note may be prepaid in full, or in part, at any time without penalty, provided, however, any partial prepayment will be applied first to accrued interest and then to the reduction of the principal balance.

Late Payment Charge. Time is of the essence. The Company agrees to pay a late charge in an amount equal to five percent (5%) of any payment which is not paid when due, including, without limitation, the principal amount of the Promissory Note if not paid upon demand. Such late charge represents the reasonable estimate of the Company and the Seller of a fair compensation for the loss which would be sustained by the Seller due to the failure of the Company to make timely payment. Such late charge shall be paid without prejudice to the rights of the Seller to collect any other amounts provided to be paid or to declare an Event of Default hereunder.

Default Interest. Upon an Event of Default the unpaid principal sum hereof and accrued but unpaid interest shall bear interest at a rate equal to ten percent (10%) per annum, retroactive to the date of occurrence of such Event of Default. At such time as a judgment is obtained for any amounts owing under the Promissory Note or any documents or instrument securing the Promissory Note, interest shall continue to accrue on the amount of the judgment at a rate equal to ten percent (10%) per annum.

Cost of Collection. The Company agrees to pay to the Seller upon demand (and in the case of bankruptcy filing, upon approval of the Bankruptcy Court) all costs of collection and enforcement of this Promissory Note. Costs of collection and enforcement include, without limitation, reasonable attorneys' fees, whether or not suit is brought, or arbitration is commenced, all arbitration and courts costs, and all lien searches and other expenses. If the Company shall become subject to any case or proceeding under any bankruptcy or insolvency laws (collectively, the Bankruptcy Laws), the Company shall pay to the Seller all costs of collection and enforcement which the Seller may incur to obtain relief from any provision of the Bankruptcy Laws which delays or otherwise impairs the Seller's exercise

of any right or remedy under this Promissory Note, or any other documents given by the Company in connection with this loan, or to obtain adequate protection for any of the Seller's rights or collateral. In any suit the amount of attorney's fees awarded pursuant to this Section shall be determined by the court, sitting without a jury.

In the event of any of the following events occurring, the promissory note shall be accelerated and payable in full:

- Sale of company
- Transfer of more than 50% of outstanding units of the company
- Sale of 80% or more of the assets of the company

Failure To Perform for Founder Units.

(1) Buyer's Failure To Perform. If the Buyer fails to perform as required above, then the Seller shall have the option, exercisable within 60 days after the original Closing Date, to (A) pursue the Buyer for specific performance of its obligations as Buyer; (B) continue the Company as if no put-call procedure had been implemented except that the Buyer shall be deemed to have consented to the unagreed action that precipitated the Impasse; or (C) become the Buyer under the defaulted Offer, subject to the same terms and conditions set forth in the Offer with the exceptions that (i) the Price shall be 75% of the amount within the Offer; and (ii) the non-defaulting party shall be entitled to select a new Closing Date up to 180 days after the original Closing Date.

(2) Seller's Failure To Perform. If the Seller fails to perform as required under above, then (A) the Seller shall be liable to the Buyer, as a recourse obligation, for all actual and consequential damages caused by the Seller as a result of its breach, together with all expenses of litigation and attorneys' fees, court costs, and expenses and (B) the Buyer shall have the option, exercisable within 60 days after the original Closing Date to either (i) pursue the Seller for specific performance of its obligations as Seller or (ii) continue the Company as if no put-call procedure had been implemented except that the Seller shall be deemed to have consented to the unagreed action that precipitated the Impasse; provided, however, that in no event shall the election of either option (or failure to elect) preclude the Buyer from pursuing any other remedy available to the Buyer as a matter of law or equity, including, but not limited to, the damages described in clause (A) above.

If the sale by either Founder of their Founders Units to the other party pursuant to provision 6.1.B or 6.1.C occurs prior to August 1, 2025, and the company is sold to a third party within 2 years, the parties agree that an adjustment to the amount payable to the past owner by the buyer of their units is appropriate, as follows:

If the company is sold within 2 years, the past owner shall be entitled to receive their proportionate share of the sales price (giving effect to payments already made to the past owner, but relying on the actual sales price rather than the agreed upon price designated in the previous points). The amount shall be paid in generally the same manner as the

purchaser of the company pays the seller. Accordingly, if the company is purchased for cash, the past owner shall also be paid in cash. If the company is purchased under a deferred payment arrangement, then the past owner shall be paid in a similar deferred manner.

For purposes herein, the sale of the company will include the sale of 20% or more of the company's equity, or the sale of substantially all assets of the company, sale of substantially all assets of the company shall be defined to be 80% or more of the assets of the company. The sale of the company's equity can be to any individual or combination of individuals or entities, or the public offering of the company's equity to be traded on the open market.

The selling party can invoke this adjustment clause and order an appraisal of the Company's value by a third-party valuation firm at his expense one time within the two-year look-back window.

(D) Voluntary Disassociation and Transfer of Non-Founder Units

Any Member holding Non-Founder Units may not transfer them during their lifetime except (a) as specifically described in this sub-section; and (b) with the expressed written consent of at least 75% of all Class A units agreeing to such transfer.

If a Member intends to Transfer any Membership Interests containing Non-Founder Units to any Person (a "Transferor"), it shall give written notice to the Company and the non-selling Members, including those holding Founder Units ("Founders") and all other Members ("Remaining Members") of its intention to do so ("Transfer Notice"). The Transfer Notice, in addition to stating the Transferor's intention to Transfer its Membership Interest, shall state (1) the number of Units it desires to Transfer; (2) the name, business, and residence address of the proposed transferee; and (3) whether the Transfer is made at arm's length for full and valuable consideration and, if so, the amount of the consideration and the other terms of the sale. For 60 days following the Company's receipt of the Transfer Notice ("Founders Option Period"), the Founders shall have an option to purchase all of the Interests that have been offered at the price and terms set forth in the Transfer Notice. Such option will be offered first equally to Matthew Andelman and Douglas McCright for 30 days, if either declines the opportunity to purchase said units they will then be offered in its entirety to the other individual for 30 days. If the Founders do not exercise their option to purchase all, but not less than all, of such Interests within the Founders Option Period, for 30 days following the Company's receipt of the notice of rejection from the Founders (the "Company Option Period"), the Company shall have the option to purchase all of the Interests that have been offered at the price and terms set forth in the Transfer Notice. If the Company does not exercise its option to purchase all, but not less than all, of such Interests within the Company Option Period, the Remaining Members, for a period of 15 days after the expiration of the Company Option Period ("Remaining Members Option Period"), shall have an option to purchase all of the Interests that have not been purchased by the Company, at the price and terms set forth in the Transfer Notice.

If any of the Units within the Transfer Notice has not been acquired by the

Founders, Company, or Remaining Members at the expiration of the Remaining Members Option Period, the Transferor may transfer those remaining Units as indicated within the Transfer Notice.

The foregoing restrictions on transfer of Non-Founders Units will only be effective so long as the Company is privately held. If the Company or any representatives of the Company completes a registration of securities to be sold on behalf of the Company to the public in an underwritten public offering (IPO) under the Securities Act of 1933, as amended, or has undergone a public offering (IPO) resulting in said equity being actively traded in a free and open market, either on an exchange or over-the-counter that the Non-Founder Unit restrictions within this Agreement will no longer be applicable. Any SEC Regulation A, Regulation D offering, Regulation CF or Regulation S or similar offering shall not have any effect on the Non-Founder Unit restrictions within this Section.

Each Member hereby acknowledges the reasonableness of the prohibitions contained in this Agreement (and specifically this sub-section) in view of the purposes of the Company and the relationship of the Members. The Transfer of any Interests in violation of the prohibition contained in this Agreement shall be deemed invalid, null and void, and of no force or effect. Any Person to whom Interests are attempted to be transferred in violation of this Agreement shall not be entitled to vote on matters coming before the Members, participate in the management of the Company, act as an agent of the Company, receive cash distributions from the Company or have any other rights in or with respect to the Interests.

(E) Involuntary Disassociation and Transfer of Non-Founder Units upon certain Triggering Events

The following events or conditions are defined as “Triggering Events.”

(vii) Death. A Member or Manager is "dead" if they have been medically declared dead, circumstances are such that an inference of their death is reasonable as determined by the Board, or an estate has been opened in their name.

(viii) Dissolution. A Member or Manager is “dissolved” if they are a partnership, corporate entity, or other juridical person which has been dissolved with the state(s) it is organized under or otherwise terminated in its existence and operation.

(ix) Change of Control. A “change of control” occurs when: (A) a person or group (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934) who is not an Affiliate of the Member attains the beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of an equity interest representing at least 50% of the voting power within the Member, unless the Manager has approved the attainment; or (B) the Member, directly or indirectly, consolidates or merges with any other Person or sells or leases its properties and assets substantially in an entirety to any other Person who is not an Affiliate of the Member, unless

approved by the Manager.

(x) Disability. A Member or Manager is "disabled" if the individual is unable to engage in any substantial gainful activity for an indefinite period, due to a physical or mental disability that is expected to continue for a period of one (1) year or more. The determination of disability of a unitholder (or the affiliate of a unitholder) shall be made by a physician as selected by the Company, who shall certify that he or she has examined the individual and has concluded that the individual is disabled as defined herein. Such certificate must be duly executed and acknowledged, and delivered to the Company. Each individual unitholder (and Affiliate) authorizes the disclosure to the Company by all health care providers and all "covered entities" as that term is defined under the Privacy Regulations (the "Privacy Regulations") promulgated under the Health Insurance Portability and Accountability Act of 1996, as amended, of such of the unitholder's (or Affiliate's) personal health information (including, but not limited to, "Protected Health Information", as that term is defined under the Privacy Regulations), as is necessary for a determination to be made regarding the disability of an individual Shareholder (or Affiliate). Temporary disability will not invoke the provisions of this paragraph or be considered cause for declaring an owner Inactive.

(xi) Inactive. A Member or Manager with service obligations to the Company is "Inactive" if (1) the party voluntarily declares they are inactive, (2) if the party's participation is less than 60% of the prior years' participation, or (3) the party works less than 2½ days each week for a period of 3 consecutive months.

(xii) Withdrawal/Retirement. In the event of withdrawal and/or retirement of an Employee/Owner of ABC FinTech LLC.

(xiii) Disenchantment. Should a unitholder wish to surrender ownership for any reason.

(xiv) Bankruptcy. "Bankruptcy" means, with respect to a Person, that such Person: (i) makes an assignment for the benefit of creditors; (ii) files a voluntary petition in bankruptcy; (iii) has entered against such Person an order for relief in any bankruptcy proceeding; (iv) the filing of a petition or answer seeking for such Person any reorganization, arrangement, composition, readjustment, liquidation or similar relief under any law or regulation; (v) files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against the Member in any proceeding of this nature; or (vi) seeks, consents to, or acquiesces in the appointment of a trustee, receiver, or liquidator of all or any substantial part of such Person's properties.

(xv) Divorce. "Divorce" means the dissolution of a marriage entered in an order by the judgment of a court of competent jurisdiction. A divorce removes the units from the divorce proceedings or bankruptcy proceedings and sets a value on the units for use in determining distribution of assets during the divorce. In no case can the units in the Company be used as part of the divorce settlement.

(xvi) Termination for Cause. "Termination for Cause" means when, in the Board's sole discretion, a Member engages in any of the following conduct: (1) The Member's conviction or entering into a guilty plea or a plea of no contest for any felony or the conviction of the Member or entering into a guilty plea or plea of no contest with respect to a misdemeanor involving fraud, misrepresentation or the misuse of funds; (2) Alcohol or drug abuse by the Member; (3) The failure or refusal of the Member to follow the lawful directions of the Board of Directors of the Company or the policies, standards or regulations of the Company, and such failure or refusal is not cured within thirty (30) days of written notice by the Board of Directors to the Member; (4) A material breach by the Member of any of the provisions of this Agreement and such breach is not cured by the Member within thirty (30) days of written notice by the Company to the Member Shareholder; (5) Gross or willful misconduct or fraud or unethical professional or business conduct on the part of the Member which would, in the good faith judgment of the Board of Directors, be sufficient to bring the Company, its activities, or its subsidiaries, into disrepute or which may have a material adverse effect on the Company, or its business activities, and such conduct is not cured by the Member within thirty (30) days of written notice by the Company to the Member; (6) violence or threats of violence; (7) stealing property from the Company; (8) falsifying records; or (9) any other inappropriate behavior of the Member.

(xvii) Inappropriate Behavior. "Inappropriate Behavior" means when, in the Board's sole discretion, a Member engages in any of the following conduct: The Member's conviction or entering into a guilty plea or a plea of no contest for any felony or the conviction of the Member or entering into a guilty plea or plea of no contest with respect to a misdemeanor involving fraud, misrepresentation or the misuse of funds; (2) Alcohol or drug abuse by the Member; (3) A material breach by the Member of any of the provisions of this Agreement and such breach is not cured by the Member within thirty (30) days of written notice by the Company to the Member Shareholder; (4) Gross or willful misconduct or fraud or unethical professional or business conduct on the part of the Member which would, in the good faith judgment of the Board of Directors, be sufficient to bring the Company, its activities, or its subsidiaries, into disrepute or which may have a material adverse effect on the Company, or its business activities, and such conduct is not cured by the Member within thirty (30) days of written notice by the Company to the Member; (5) violence or threats of violence; or (6) any other inappropriate behavior of the Member.

(xviii) Disparagement. "Disparagement" means when, in the Board's sole discretion, a Member engages in the disparagement of ABC FinTech LLC, ABC Tokens Series LLC or affiliated companies or commit any act or make statements that are detrimental to the successful continuation of or which adversely affects the business of ABC FinTech LLC, ABC Tokens Series LLC or affiliated companies including to disparage or discredit the unitholders or management of ABC FinTech LLC, ABC Tokens Series

LLC or affiliated companies with respect to any matter related to the business of ABC FinTech LLC, ABC Tokens Series LLC or affiliated companies.

Upon any of the Triggering Events, the impacted Member or their legal representative shall give written notice to the Company, Board, and other Members immediately.

For 60 days following the Company's receipt of the notice of the Triggering Event ("Founders Option Period"), the Founders shall have an option to purchase all but not less than all of the Interests at Fair Market Value determined under provision 6.1.F.a or 6.1.F.b below as applicable;. Such option will be offered first equally to Matthew Andelman and Douglas McCright for 30 days, if either declines the opportunity to purchase said units they will then be offered in its entirety to the other individual for 30 days. If the Founders do not exercise their option to purchase all, but not less than all, of such Interests within the Founders Option Period, for 30 days following the Company's receipt of the notice of rejection from the Founders (the "Company Option Period"), the Company shall have the option to purchase all of the Interests that have been offered at Fair Market Value determined under provision 6.1.F.a or 6.1.F.b below as applicable;.. If the Company does not exercise its option to purchase all, but not less than all, of such Interests within the Company Option Period, the Remaining Members, for a period of 15 days after the expiration of the Company Option Period ("Remaining Members Option Period"), shall have an option to purchase all of the Interests that have not been purchased by the Company, at the price and terms set forth in the Transfer Notice. If the remaining members fail to purchase the units the impacted Member is no longer obligated to sell their units.

(F) Purchase Price and Terms for an Involuntary Transfer for Non-Founder Units upon certain Triggering Events

<u>Purchase Price</u>
Should the Founders, the Company or other Members elect to make a purchase subsequent to a Triggering Event, the valuation shall be determined as described below:

a. The Fair Market Value valuation method will be the greater of: Adjusted Book Value (adjusting for the market value of real estate, marketable securities and cryptocurrency) of the Company, or 5X the four-year weighted earnings to a maximum of 1.5 X the adjusted book value of the equity, weighting earnings @ 40% for most recent year and 10% for the oldest year with 30% and 20% for the middle years. This value for the Company will then be divided by the total number of units outstanding with no differentiation between Class A and Class B units and used to calculate the value of the units being sold. No discount will be applied for being a minority unitholder in a privately held company, illiquidity or lack of control; or

b. At the Sellers option the following alternative practice could be invoked to determine Fair Market Value for the sale of their units. The selling unitholder can

notify the Company in writing of their intention to use the Alternative Valuation Method within seven (7) days of receiving the Fair Market Value process outlined in 6.1.F.a. Such decision and subsequent notification to do so is irrevocable. If no such election is made within seven (7) days of receiving the written value for their units as outlined in 6.1.F.a their opportunity to do so is voided. The Alternative Valuation Method will utilize the following process. The seller can negotiate with the Buyer and will then have fourteen (14) days in which to reach an agreement on what the AVM FMV should be for the Units. In the absence of agreement upon the FMV the selling unitholder and the Buyer may each designate an accredited, certified business appraiser experienced in valuing businesses similar to ABC FinTech LLC to determine FMV for the Units. Both parties will bear the cost of their appraiser.

The parties agree that the appraiser's estimation of FMV for the units will employ conventional valuation techniques in the analysis of those factors and considerations that are encompassed in Internal Revenue Service (IRS) Revenue Ruling 59-60. This ruling is most commonly prescribed as a guide for the valuation of closely held businesses and their securities. Revenue Ruling 59-60 states that all relevant factors should be considered, including those listed below.

i. The nature of the business and the history of the enterprise from its inception;
ii. The economic outlook in general and the condition and outlook of the specific industry in particular;
iii. Historic financial information from the Company's CPA;
iv. Documents filed with the SEC;
v. Information on key contracts, partnerships and relationships;
vi. Internal projections the company has developed;
vii. The book value of the units and the financial condition of the business;
viii. Whether or not the business has goodwill or other intangible value;
ix. Prior sales of the Company's equity or in process sale of the Company's equity in any market; and,
x. The market price of stocks of corporations engaged in the same or a similar line of business as the subject company and whose stocks are actively traded in a free and open market, either on an exchange or over-the-counter.
xi. Appropriate discounts for the illiquidity of being a minority unitholder in a privately held company as well as whether the units have or do not have voting rights.

Both appraisers will have access the same information from the Company. If the appraised values are within ten percent (10%) of each other and the two appraisers cannot agree upon a FMV the average of the two appraisals will be used. If the appraised values are not within ten percent (10%) of each other and the two appraisers cannot agree upon a FMV the two appraisers shall designate a third appraiser to whom they present their appraisal information and the third appraiser shall determine the FMV which may not exceed the highest appraised value or be lower than the lowest appraised value submitted by the original appraisers. The third appraiser shall utilize only the information and materials developed by the

first two appraisers and shall not engage in development of additional appraisal information. The cost of the third appraiser shall be divided equally between the Seller and the Company.

The sale and transfer of all units held by the unitholder enacting / subject to the Triggering Event shall be on the terms and to the parties as described herein. If the Trigger Event is (a) "Bankruptcy," Divorce," or "Inappropriate Behavior," the purchase price shall be 65% of the Fair Market Value determined under provision 6.1.F.a or 6.1.F.b as applicable; (b) "Termination For Cause," the purchase price shall be 50% of the Fair Market Value determined under provision 6.1.F.a or 6.1.F.b as applicable.

In the case of a "Death" Triggering Event, to the extent any life insurance policy held by the Company and naming the Company as beneficiary is available, life insurance proceeds will fund any Company purchase. In the event that life insurance is less than the deceased unitholders interest valuation, the purchase will occur as otherwise provided. In the event life insurance exceeds the valuation, the excess life insurance proceeds are payable to Company.

Purchase of units can be accomplished either by a cross purchase agreement, or a unit redemption format if purchased by the Company, or a combination of both, at the buyers option.

Payment Terms for Non-Founder Units

If the units represent 5% or less of the Company's equity the entire purchase price for the Units will be paid in full within thirty (30) days of an agreed upon price by cash, wire transfer, bank draft, or cashier's check payable to the order of the Seller at Closing.

Should the Units being sold exceed 5% of the Company's equity the purchase price shall be paid by cash, wire transfer, bank draft, or cashier's check payable to the order of the seller with a minimum of twenty-five percent (25%) of the price payable at closing, and the balance payable over three (3) years as twelve (12) quarterly payment periods with equal amortized quarterly payments with interest. Closing should be within thirty (30) days of an agreed upon sale price.

The deferred portion of the purchase price shall be evidenced by a promissory note from the Company made payable to the seller. The promissory note shall be secured by the Company's pledge of the Units purchased.

Calculation of Interest. Interest shall accrue on the unpaid principal balance of the Note at the Applicable Interest Rate. The Applicable Interest Rate shall be equal to two (2) points above the following Index: lowest Wall Street Journal Prime Rate, so-called, as adjusted from time to time. For purposes of calculating the Applicable Interest Rate hereunder, the "Wall Street Journal Prime Rate" shall mean the prime rate as published in the Money Rates section of the Wall Street Journal at the time of the purchase. Such interest rate shall not exceed 12% per annum. Interest shall be computed daily and on the basis of

a three hundred sixty (360) day year.

Prepayment. This Note may be prepaid in full, or in part, at any time without penalty, provided, however, any partial prepayment will be applied first to accrued interest and then to the reduction of the principal balance.

Late Payment Charge. Time is of the essence. The Company agrees to pay a late charge in an amount equal to five percent (5%) of any payment which is not paid when due, including, without limitation, the principal amount of the Promissory Note if not paid upon demand. Such late charge represents the reasonable estimate of the Company and the Seller of a fair compensation for the loss which would be sustained by the Seller due to the failure of the Company to make timely payment. Such late charge shall be paid without prejudice to the rights of the Seller to collect any other amounts provided to be paid or to declare an Event of Default hereunder.

Default Interest. Upon an Event of Default the unpaid principal sum hereof and accrued but unpaid interest shall bear interest at a rate equal to ten percent (10%) per annum, retroactive to the date of occurrence of such Event of Default. At such time as a judgment is obtained for any amounts owing under the Promissory Note or any documents or instrument securing the Promissory Note, interest shall continue to accrue on the amount of the judgment at a rate equal to ten percent (10%) per annum.

Cost of Collection. The Company agrees to pay to the Seller upon demand (and in the case of bankruptcy filing, upon approval of the Bankruptcy Court) all costs of collection and enforcement of this Promissory Note. Costs of collection and enforcement include, without limitation, reasonable attorneys' fees, whether or not suit is brought, or arbitration is commenced, all arbitration and courts costs, and all lien searches and other expenses. If the Company shall become subject to any case or proceeding under any bankruptcy or insolvency laws (collectively, the Bankruptcy Laws), the Company shall pay to the Seller all costs of collection and enforcement which the Seller may incur to obtain relief from any provision of the Bankruptcy Laws which delays or otherwise impairs the Seller's exercise of any right or remedy under this Promissory Note, or any other documents given by the Company in connection with this loan, or to obtain adequate protection for any of the Seller's rights or collateral. In any suit the amount of attorney's fees awarded pursuant to this Section shall be determined by the court, sitting without a jury.

Should the Company not close according to these provisions under this Section their right to buyback the Option Units will deemed to be expired and this provision will no longer be enforceable.

In the event of any of the following events occurring, the promissory note shall be accelerated and payable in full:

- Sale of company
- Transfer of more than 50% of outstanding units of the company
- Sale of 80% or more of the assets of the company

6.2 Default by a Member.

Any of the following shall constitute an event of default ("Event of Default") by a Member:

(a) any attempted sale, assignment, transfer or other disposition of the Member's Membership Interest in the Company in violation of the terms of Section 6 hereof;

(b) the violation of any of the provisions of this Agreement and the failure to remedy or cure such violation within thirty (30) days after notice in writing of such violation from the Manager or any other Member;

(c) the Member engages in or commits any act or omission, which impairs or interferes with the Company's ability to maintain its licenses to operate; or

(d) the Member breaches any other agreement that such Member or an entity associated with such Member has entered into with the Company.

6.3 Company's Call Option

Company shall have the ongoing option, but not the obligation (the "Call Option"), to purchase all Units held by a Member (or its transferees) on the terms set forth in this Section. Such a Call Option shall be only enforceable against a Member whose total Membership Interest in the Company comprises less than 9% of the total interest of the Company outstanding.

Company shall exercise the Call Option by notifying the Members in writing of its desire to exercise the Call Option (the "Option Notice"). Within the Option Notice, the Company shall specify a purchase price for the Member's Units equal to 1.5 times their Adjusted Book Value. The closing of the acquisition of any Units upon exercise of a Call Option shall occur no later than thirty (30) days following the date of the Option Notice with the purchase price paid at closing. Any seller of Units under a Call Option will be required to (a) execute any incidental purchase or sale documents commemorating the Call Option; and (b) make customary representations and warranties regarding the valid and authorized sale of the Units, including, without limitation, that each has the authority to sell the Units each has good and marketable title to the Units, free and clear of all liens, claims and other encumbrances and such sales are in compliance with all state and federal securities regulations.

6.4 Drag-Along Rights

If the sale of (i) all or substantially all of the issued and outstanding Units of the Company, or (ii) all or substantially all of the assets of the Company has been offered by a third party and such an is approved by 75%+ of the holders of Class A Units, all Unitholders shall be obligated to (i) vote in favor of the transaction contemplated by such an offer, to

the extent any such vote is required for the consummation of any such transaction, (ii) transfer (if applicable) all of the units which such Unitholder then holds in connection with such transaction on the terms provided therein, and (iii) execute and deliver all documents reasonably necessary to effectuate such transaction. If a Unitholder fails or refuses to vote or sell such Unitholder's units as required by, or votes such units in contravention of, this provision (such Unitholder being hereinafter referred to as a "Dissenting Unitholder"), such Dissenting Unitholder hereby grants to the other Unitholders an irrevocable proxy and such Dissenting Unitholder hereby appoints the other Unitholders as his, her or its attorney in fact, to vote or sell the units of the Dissenting Unitholder in accordance with the terms of this sub-section. At the closing of any such transaction, each of the Unitholders shall deliver, against receipt of the consideration specified in the offer, any certificates representing the units which such Unitholder holds of record or beneficially, with any endorsements necessary for transfer. In the event that any Unitholder fails or refuses to comply for any reason with the provisions of this provision, the Company may elect to proceed with the transaction notwithstanding such failure or refusal and, in such event and upon tender of the specified consideration to any such Unitholder, the rights of any such Unitholder with respect to their Interests shall cease.

Section VII
Dissolution, Liquidation, and Termination of the Company

7.1. Dissolution; Winding Up; Liquidation.

(A) Generally.

For purposes of this Agreement, (i) the "dissolution" of the Company shall mean the cessation of the Company's normal business activities and the beginning of the process of winding up the Company's business and internal affairs and of liquidating the Company, (ii) the "winding-up" of the Company shall mean the process of concluding the Company's existing business activities, the sale or other disposition of the Company's assets, the payment of the Company's creditors and preparing for the Company's liquidation, and (iii) the "liquidation" of the Company shall mean the application of the Company's assets to the payment of its creditors who have not been paid in full and the distribution of the balance of its assets to the Members, all in accordance with this Section 7.

(B) Events Causing Dissolution.

The Manager/s shall dissolve the Company (i) upon the supermajority written agreement of all Class A Members, or (ii) at such time as may be required by law.

(C) Winding-Up.

Upon the dissolution of the Company, the existing business affairs of the Company shall be concluded forthwith and the Manager shall proceed with reasonable promptness to wind-up and conclude the business of the Company. During the wind-up period, the Company shall conduct no new business except to the extent necessary to dispose of its

existing assets, and the Company shall take all reasonable measures under the laws of the State of Delaware and such other states in which the Company may do business to dispose of (and, to the extent reasonably practicable, to bar) known and unknown claims against the Company. The assets of the Company may be sold or such assets as are in excess of the amount required to meet all Company liabilities to third persons may be distributed in cash or in kind, as the case may be, to the Members in accordance with Section 7.1(d).

(D) Liquidation.

During the winding-up period and upon the completion of the winding-up of the Company, the assets of the Company first shall be used to pay or provide for the payment of all of the remaining debts of the Company and then, after giving effect to the allocations provided in Section 8.1 hereof, the balance, if any, shall be distributed to the Members in accordance with Section 4.6.

(E) Filings; Cessation of Existence.

At such time after the completion of the liquidating distributions provided for in Section 7.1(d) as may be determined by the Manager, the Manager are hereby authorized to file all documents, including the Articles of Dissolution, that may be required to dissolve and terminate the Company and to cancel its Articles.

Section VIII
Books, Records, Accounting, and Tax Elections

8.1. Bank Accounts.

All funds of the Company shall be deposited in a bank account or accounts maintained in the Company's name. The Manager shall determine the institution or institutions at which the accounts will be opened and maintained, the types of accounts, and the Persons who will have authority with respect to the accounts and the funds therein.

8.2. Books and Records.

(A) Keeping of Records.

The Manager shall keep or cause to be kept complete and accurate books and records of the Company in accordance with Section 1-40 of the Act, and supporting documentation of the transactions with respect to the conduct of the Company's business.

(B) (b) Standard of Practices.

The books and records shall be maintained in accordance with sound accounting practices and shall be available at the Registered Office for examination by any Member or the Member's duly authorized representative at any and all reasonable times during normal business hours. Such Member shall reimburse the Company for all costs and

expenses incurred by the Company in connection with the Member's inspection and copying of the Company's books and records.

8.3. Annual Accounting Period.

The annual accounting period of the Company shall be its taxable year. The Company's taxable year shall be selected by the Manager, subject to the requirements and limitations of the Code.

8.4. Reports.

After the end of each taxable year of the Company, the Manager shall use its best efforts to send to each Person who was a Member at any time during the accounting year then ended an annual compilation report, prepared by the Company's independent accountants in accordance with standards issued by the American Institute of Certified Public Accountants, within seventy five (75) days after the end of the applicable taxable year. In addition, the Manager shall use its best efforts to cause to be sent to each Person who was an Interest Holder at any time during the taxable year then ended, tax information concerning the Company that is necessary for preparing the Interest Holder's income tax returns for that year. At the request of any Member, and at the Member's expense, the Manager shall cause an audit of the Company's books and records to be prepared by independent accountants for the period requested by the Member.

8.5. Designation of Partnership Representative.

The Manager shall be the "Partnership Representative" pursuant to Section 6223(a) of the Code. The Partnership Representative shall have authority to take all actions required, permitted or otherwise contemplated by Subchapter C of Chapter 63 of the Code and any applicable Treasury Regulations or other guidance issued thereunder (the "Partnership Audit Rules"), including settlement of any audit by the IRS, and making any elections, including the election under Section 6221(b) of the Code, an election under Section 6226 of the Code (a "Section 6226 Election") or an election under Section 754 of the Code. If a Section 6226 Election is made, the Partnership Representative shall provide to the Members their respective share of any adjustment to income, gain, loss, deduction or credit as determined in the notice of final partnership adjustment. Each Member (or former Member) shall indemnify the Company and the other Members for its allocable share of any tax liability of the Company imposed pursuant to the Partnership Audit Rules ("Partnership Tax Liability"), and to the fullest extent permitted by law, a Member's obligations under this Section 8.5 shall survive the dissolution, liquidation, termination and winding-up of the Company and shall survive, as to each Member, such Member's withdrawal from the Company or termination of such Member's status as a member of the Company. The Company may pursue all rights and remedies it may have against each Member (or former Member) with respect to such obligations. The Partnership Representative, in consultation with the Company's tax accountants, shall in good faith determine each Member's allocable share of any Partnership Tax Liability. The Partnership Representative shall use reasonable best efforts to elect to have the alternative procedure

to payment of imputed underpayments described in Section 6226 of the Code apply. The Partnership Representative shall regularly report to the Members on the status of any tax audit, meetings and other material events in connection with any such audit and shall provide the Members with copies of all written correspondence to and from the IRS or other taxing authority. In the event that the Company shall be the subject of an audit by any federal, state or local taxing authority, to the extent that the Company is treated as an entity for purposes of such audit, including administrative settlement and judicial review, the Partnership Representative shall be authorized to act for, and its decision shall be final and binding upon, the Company and each Member thereof; provided, however, that the Partnership Representative shall (i) notify the Members of any administrative or judicial proceeding with respect to the Company, (ii) furnish the Members with any material correspondence or communication relating to the Company from the IRS or state or local taxing authority received by the Partnership Representative; and (iii) make all decisions affecting the tax affairs of the Company in good faith using its reasonable business judgment (it being understood and agreed that for the purposes of this Agreement, the term "reasonable business judgment" shall refer to the "business judgment rule" as the same would be applied under applicable law if the person in question were a director of a corporation). Each Member shall provide, and shall cause its Affiliates to provide, such information regarding such Member as the Manager may reasonably request such that the Company may adequately and accurately complete tax returns required to be filed by the Company, respond to enforceable administrative information requests (or discovery in litigation) and make tax elections, all as provided herein.

8.6 Tax Treatment.

Except as otherwise required by law, the Company shall be treated, and shall file its tax returns as, a partnership for U.S. federal income tax purposes and, to the extent applicable, state, local and other governmental income tax and other tax purposes.

Section IX
General Provisions

9.1. Assurances.

Each Member shall execute all such certificates and other documents and shall do all such filing, recording, publishing and other acts as the Manager deems appropriate to comply with the requirements of law for the formation and operation of the Company and to comply with any laws, rules and regulations relating to the acquisition, operation or holding of the property of the Company.

9.2. Notifications.

Any notice, demand, consent, election, offer, approval, request or other communication (collectively, a “notice”) required or permitted under this Agreement must be in writing and either delivered personally, sent by certified or registered mail, postage prepaid, return receipt requested, sent by recognized overnight delivery service or by

facsimile transmittal. A notice must be addressed to an Interest Holder at the Interest Holder's last known address on the records of the Company. A notice to the Company must be addressed to the Registered Office. A notice delivered personally will be deemed given only when acknowledged in writing by the Person to whom it is delivered. A notice that is sent by registered or certified mail will be deemed given three (3) business days after it is mailed. A notice sent by recognized overnight delivery service will be deemed given when received or refused. A notice sent by facsimile shall be deemed given when sent provided notice by personal delivery or overnight delivery service is effective the day following such facsimile transmission. Any party may designate, by notice to all of the others, substitute addresses or addressees for notices; and, thereafter, notices are to be directed to those substitute addresses or addressees.

9.3. Disclosure of Confidential Information.

As a further inducement for the Company and the Members to enter into this Agreement, each Member agree that until the expiration or termination of this Agreement, each party shall, and shall cause its Affiliates, officers, employees, agents or representatives, to hold in strictest confidence, and not, without the prior written approval of the other party, use for their own benefit or the benefit of any party or disclose to any Person any Confidential Information (as defined herein) of any kind relating to the Company, the Manager or the business of the Company, except to the extent such Confidential Information was publicly available, obtainable from independent sources not under a duty of confidentiality, as required by law, or is necessary in connection with the sale or refinancing of the Company, and each case only on a "need to know" basis. For the purposes of this Section 9.3, "Confidential Information" means all confidential and proprietary information of the Company, and its Affiliates, including, without limitation, non-public intellectual property, information derived from reports, shipping histories, forecasts, financial statements, profit and loss statements, research, trade secrets, work in progress, designs, plans, proposals, codes, marketing and sales programs, customer lists, supplier lists, distributor lists, financial projections, cost summaries, pricing formula, marketing studies relating to prospective business opportunities and all other concepts, ideas, materials, or information prepared or performed for or by the Company and its Affiliates.

9.4. Specific Performance.

The parties recognize that irreparable injury will result from a breach of any provision of this Agreement and that money damages will be inadequate to fully remedy the injury including, without limitation, Section 9.3 hereof. Accordingly, in the event of a breach or threatened breach of one (1) or more of the provisions of this Agreement, any party who may be injured (in addition to any other remedies that may be available to that party) shall be entitled, without posting a bond, to one (1) or more preliminary or permanent orders (i) restraining and enjoining any act that would constitute a breach or (ii) compelling the performance of any obligation that, if not performed, would constitute a breach.

9.5. Complete Agreement.

This Agreement, inclusive of any Exhibits attached hereto and incorporated herein, constitutes the complete and exclusive statement of the agreement among the Company and the Members. It supersedes all prior written and oral statements, including any prior representation, statement, condition, or warranty.

9.6. Amendments.

Notwithstanding Section 5.1(c) to the contrary, the following amendments to this Agreement shall be permitted and may be made by the Manager: (i) amendments that are of a clerical or inconsequential nature; (ii) amendments that may be required to comply with the Act or the terms of this Agreement, and that do not adversely affect the Members in any material respect or that are required or contemplated by this Agreement including, without limitation, amendments necessary to reflect the admission, substitution or withdrawal of a Member that is otherwise permitted by this Agreement or the change in the name and/or address of the Registered Agent or the address of the Registered Office; and (iii) amendments that are necessary in order to comply with laws, statutes, administrative rulings, rules, regulations, orders, decrees, judgments, arbitration awards and the like, which are applicable to the Company or its Members. Any such amendments as contemplated herein shall be made by the Manager through the exercise of the power of attorney granted to the Manager by Section 5.5 of this Agreement.

9.7. No Presumption Against Drafter.

Each of the parties hereto has jointly participated in the negotiation and drafting of this Agreement. In the event there arises any ambiguity or question of intent or interpretation with respect to this Agreement, this Agreement shall be construed as if drafted jointly by all of the parties hereto and no presumptions or burdens of proof shall arise favoring any party by virtue of the authorship of any of the provisions of this Agreement.

9.8. Applicable Law/Venue.

All questions concerning the construction, validity and interpretation of this Agreement and the performance of the obligations imposed by this Agreement shall be governed by the internal law, not the law of conflicts, of the State of Delaware, without giving effect to provisions thereof regarding conflicts of law. The parties agree that the applicable venue for any dispute regarding this Agreement shall be the appropriate federal or state court located in Chicago, Illinois.

9.9. Section Titles.

The headings herein are inserted as a matter of convenience only, and do not define, limit or describe the scope of this Agreement or the intent of the provisions hereof.

9.10. Binding Provisions.

This Agreement is binding upon, and inures to the benefit of, the parties hereto and their respective heirs, executors, administrators, personal and legal representatives, successors and permitted assigns.

9.11. Terms.

Common nouns and pronouns shall be deemed to refer to the masculine, feminine, neuter, singular and plural, as the identity of the Person may in the context require.

9.12. Severability of Provisions.

Each provision of this Agreement shall be considered separable; and if, for any reason, any provision or provisions herein are determined to be invalid and contrary to any existing or future law, then such invalidity shall not impair the operation of or affect those portions of this Agreement that are valid.

9.13. Estoppel Certificate.

Each Member shall, within ten (10) days after written request by the Manager, deliver to the requesting Person a certificate stating, to the Member's knowledge, that: (a) this Agreement is in full force and effect; (b) this Agreement has not been modified except by any instrument or instruments identified in the certificate; and (c) there is no default hereunder by the requesting Person, or if there is a default, the nature and extent thereof. If the certificate is not received within that ten (10) day period, the Manager shall execute and deliver the certificate on behalf of the requested Member, without qualification, pursuant to the power of attorney granted in Section 5.5 hereof.

9.14. Counterparts.

This Agreement may be executed in multiple counterparts, each of which shall be deemed an original and all of which, when taken together, shall constitute one (1) and the same document.

9.15 Acknowledgement and Waiver of Conflicts of Interest

All parties to this Agreement acknowledge, consent to, and waive any conflict of interest between the Company and the following parties: Matthew Andelman, Douglas McCright, ABC Tokens Series LLC and ABC FinTech Investment LLC because of contractual relationships, common ownership of equity and the ownership of any security token cryptocurrencies issued by Company, ABC Tokens Series LLC, or any related parties.

9.16 Binding on Successors and Assigns

This Agreement is binding upon, and inures to the benefit of, the parties and their respective permitted successors and assigns.

SIGNATURES APPEAR ON THE FOLLOWING PAGE.

SIGNATURE PAGE

IN WITNESS WHEREOF, the parties have hereunto set their hand and seals to this Operating Agreement on the date first above written.

ABC FINTECH, LLC,
a Delaware limited liability company

DocuSigned by:

By: Matthew Andelman
Matthew Andelman
Its: Founder & Manager

ABC FINTECH, LLC,
a Delaware limited liability company

DocuSigned by:

By: Douglas McCright
Douglas McCright
Its: Founder & Manager

MEMBER
COUNTERPART SIGNATURE PAGE FOR OPERATING AGREEMENT
OF ABC FINTECH, LLC

IN WITNESS WHEREOF, the undersigned Member has executed this Agreement on the date herein below indicated, or indicated on any separate counterpart hereof executed by any such Member, and specifically grants the power of attorney set forth in Section 5.5 of this Agreement.

December 28, 2021

Marley Properties, Inc.

DocuSigned by:

By: Matthew Andelman
671AB21ADF7E4DE...
Matthew Andelman
Its: President

[redacted]

[redacted]

This Member Counterpart Signature Page will be attached to and become a part of the Operating Agreement of ABC FINTECH, LLC

MEMBER
COUNTERPART SIGNATURE PAGE FOR OPERATING AGREEMENT
OF ABC FINTECH, LLC

IN WITNESS WHEREOF, the undersigned Member has executed this Agreement on the date herein below indicated or indicated on any separate counterpart hereof executed by any such Member, and specifically grants the power of attorney set forth in Section 5.5 of this Agreement.

December 28, 2021

DocuSigned by:
Douglas McCright
09646AE3674B4D2...
____
McCright Revocable Trust
By Douglas McCright Co-Trustee

[redacted]

[redacted]

December 28, 2021

DocuSigned by:
Deborah McCright
2879CDACC87B41B...
____
McCright Revocable Trust
By Deborah McCright Co-Trustee

[redacted]

[redacted]

This Member Counterpart Signature Page will be attached to and become a part of the Operating Agreement of ABC FINTECH, LLC

MEMBER
COUNTERPART SIGNATURE PAGE FOR OPERATING AGREEMENT
OF ABC FINTECH, LLC

IN WITNESS WHEREOF, the undersigned Member has executed this Agreement on the date herein below indicated or indicated on any separate counterpart hereof executed by any such Member, and specifically grants the power of attorney set forth in Section 5.5 of this Agreement.

December 28, 2021

DocuSigned by:
Douglas McCright
09646AE3674D4D2...
____
By Douglas McCright

[redacted]

[redacted]

This Member Counterpart Signature Page will be attached to and become a part of the Operating Agreement of ABC FINTECH, LLC

MEMBER
COUNTERPART SIGNATURE PAGE FOR OPERATING AGREEMENT
OF ABC FINTECH, LLC

IN WITNESS WHEREOF, the undersigned Member has executed this Agreement on the date herein below indicated or indicated on any separate counterpart hereof executed by any such Member, and specifically grants the power of attorney set forth in Section 5.5 of this Agreement.

December 28, 2021

DocuSigned by:
Deborah McCright
2879CDACC37B41B...
____
By Deborah McCright

[redacted]

[redacted]

This Member Counterpart Signature Page will be attached to and become a part of the Operating Agreement of ABC FINTECH, LLC

Exhibit A to ABC FINTECH, LLC Operating Agreement

Name	Class	Mailing Address	Taxpayer Identification	Capital Contribution	Number of Units
Marley Properties, Inc.	A – Voting Units	[redacted]	[redacted]	$2.50	2,500
McCright Revokable Trust	A – Voting Units	[redacted]	[redacted]	$2.50	2,500
Marley Properties, Inc.	B – Non-Voting Units	[redacted]	[redacted]	$190.00	190,000
Deborah McCright	B – Non-Voting Units	[redacted]	[redacted]	$91.20	91,200
Douglas McCright	B – Non-Voting Units	[redacted]	[redacted]	$98.80	98,800
	TOTAL			$385.00	385,000